Exhibit 99.1

Vermilion Energy Inc. Announces First Quarter Results for the Three Months Ended March 31, 2011

CALGARY, Alberta--(BUSINESS WIRE)--May 6, 2011--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX: VET) is pleased to report interim operating and unaudited financial results for the three months ended March 31, 2011.

First Quarter Highlights:

  Recorded production of 34,234 boe/d in the first quarter of 2011, compared to 35,302 boe/d in the fourth quarter of 2010 and to 30,184 boe/d in the first quarter of 2010. The lower production in the first quarter as compared to the fourth quarter of 2010 was primarily due to cyclone related downtime in Australia. Production in March 2011 averaged 35,471 boe/d. Full year 2011 production guidance remains at a range of between 35,000 boe/d and 36,000 boe/d with exit rates approaching 38,000 boe/d.
  Generated fund flows from operations for the first quarter of 2011 of $101.8 million ($1.14 per share), as compared to $98.2 million ($1.11 per share) in the fourth quarter of 2010. Improved operating netbacks due to higher oil prices were offset by lower production volumes in Australia and an increase in Australian inventories. With the implementation of International Financial Reporting Standards, reported cash taxes now include Petroleum Resource Rent Tax in Australia, which was previously recorded as a royalty.
  Continued development of Vermilion’s Cardium light oil play in western Canada and construction of a 15,000 boe/d battery, which is scheduled to be commissioned in August 2011. Vermilion purchased rights to additional Cardium lands in the first quarter, drilled 11 (9.4 net) new operated wells and participated in 18 (6.1 net) non-operated wells. Cardium oil production is expected to remain between 3,000 and 3,500 boe/d until the battery comes on stream in the third quarter 2011. Vermilion completed five new Cardium wells in the first quarter with water based frac treatments. The resulting performance of these wells will be evaluated against oil based frac treatments over the coming months to assist in determining the optimum completion method.
  Crude oil and liquids production increased by 16.8% in the first quarter of 2011 as compared to the same period in 2010 despite the curtailment of Australia oil production during the first quarter 2011. This reflects Vermilion’s increasing focus on oil and liquids based development opportunities.
  Received key approvals for the Corrib onshore pipeline project including approval by An Bord Pleanala, the Department of Communications, Energy and Natural Resources and the Foreshore Unit, Department of the Environment, Heritage & Local Government. Preliminary construction has begun at the tunnelling site for this project.
  Completed a $225 million offering of 5-year senior unsecured notes with a coupon of 6.5%, expanding Vermilion’s borrowing capacity. Received favourable BB- and BB/low debt ratings from Standard & Poor’s and DBRS Inc., respectively.
  Recognized for the second consecutive year by the Great Place to Work® Institute, ranking as the 15th Best Workplace in Canada in the less than 1,000 employee category. Vermilion’s France office was also recognized for a second consecutive year ranking as the 11th Best Workplace in France.

Annual General Meeting Webcast

As Vermilion’s Annual General Meeting is being held today, May 6, 2011 at 10:00 AM MST at the Metropolitan Centre, Calgary, Alberta, there will not be a first quarter conference call, however, a presentation will be given by Mr. Lorenzo Donadeo, President & CEO after the conculsion of the formal part of this meeting.

Please visit http://www.vermilionenergy.com/ir/eventspresentations.cfm and click on webcast under upcoming events to view the presentation which will commence at approximately 10:10 AM MST.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

  capital expenditures;
  business strategy and objectives;
  reserve quantities and the discounted present value of future net cash flows from such reserves;
  net revenue;
  future production levels and rates of average annual production growth;
  exploration plans;
  development plans;
  acquisition and disposition plans and the timing thereof;
  operating and other costs;
  royalty rates;
  Vermilion's additional future payment in connection with the Corrib acquisition;
  the timing of regulatory proceedings and approvals;
  the timing of first commercial gas from the Corrib field; and
  estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  the ability of Vermilion to obtain financing on acceptable terms;
  currency, exchange and interest rates;
  future oil and natural gas prices; and
  Management’s expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended
	March 31,	March 31,
Financial ($M except share and per share amounts)	2011	2010
Petroleum and natural gas sales	$229,740	$169,581
Fund flows from operations	101,785	76,895
Per share, adjusted basic	1.14	0.88
Capital expenditures	118,414	119,896
Acquisitions, including acquired working capital deficiency	38,291	954
Net debt	441,318	204,342
Asset retirement obligations settled	1,631	-
Cash dividends per share	0.57	0.57
Dividends declared	50,942	45,528
Less dividend reinvestment plan	(12,976)	(7,380)
Net dividends	37,966	38,148
% of fund flows from operations declared, gross	50%	59%
% of fund flows from operations declared, net	37%	50%
Total net dividends, capital expenditures and asset retirement obligations settled	$158,011	$158,044
% of fund flows from operations	155%	206%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	145%	185%
Shares outstanding
Adjusted basic	89,856,389	87,747,560
Diluted	91,837,460	89,110,813
Weighted average shares outstanding
Adjusted basic	89,224,446	87,048,998
Adjusted diluted	90,513,768	87,851,115
Share trading
High	$52.45	$35.81
Low	$44.60	$31.57
Close	$50.53	$35.39
Operations
Production
Crude oil (bbls/d)	20,521	17,006
Natural gas liquids (bbls/d)	1,331	1,695
Natural gas (mcf/d)	74,290	68,899
Boe/d (6:1)	34,234	30,184
Average reference price
WTI (US $/bbl)	$94.10	$78.72
Brent (US $/bbl)	104.97	76.24
AECO ($/mcf)	3.76	4.95
Foreign exchange rate (US $/CDN $)	1.01	0.96
Foreign exchange rate (Euro/CDN $)	0.74	0.69
Average selling price
Crude oil and NGLs ($/bbl)	96.80	79.30
Natural gas ($/mcf)	5.89	5.82
Netbacks per boe (6:1)
Operating netback	54.75	41.56
Fund flows netback	33.05	28.30
Operating costs	$12.28	$13.38

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under the MD&A section for further discussion.

OUTLOOK

Vermilion continues to focus on delivering the operational and financial objectives in its strategic plan, targeting annual growth of 10% driven by the organic development of its diverse portfolio of opportunities. Light oil production from the Cardium resource play in western Canada and high-netback natural gas production in the Netherlands is expected to drive this growth in the second half of 2011. Stable production from Australia and France is expected to underpin this growth and deliver strong cash flow, while the Corrib gas project is expected to add significant volumes commencing in late 2013. Vermilion’s strong balance sheet and significant borrowing capacity will ensure that this growth is reflected on a per share basis for the maximum benefit of its shareholders.

Vermilion’s Canadian development program is focused on the Cardium light oil resource play. Current plans for 2011 include the drilling and completion of approximately 33 net wells. Six of the operated wells are targeting ‘B’ quality Cardium sands to better understand the performance characteristics of this portion of Vermilion’s land base. Vermilion will monitor the performance of several wells that were recently completed using water based frac fluids to ascertain that production volumes and reserve recovery rates are comparable to oil-based completions. Potential implementation of water-based frac treatments on a broader basis could significantly reduce overall program costs. Construction of a 15,000 boe/d oil battery is well underway and remains on schedule for completion in August 2011. Vermilion also completed the installation of several important ‘trunk’ pipelines during the first quarter that will facilitate full development of this play.

In France, Vermilion is completing a well in the Cazaux field that was drilled to test an undeveloped fault block within this field. The well will be tested and put on production in the second quarter. A second well may be drilled contingent on the performance of this new well. An active workover and completion program over the balance of the year is expected to hold production levels relatively stable. Vermilion remains in discussion with regulatory authorities regarding the evaluation of resource play potential in France, including the Lias Shale oil play in the Paris Basin. The proposed drilling of two verticals wells through the shale and recompletion of the shale in a number of existing wellbores has been deferred as a result of recent government pronouncements and a timeline and framework for further activities has yet to be established.

In the Netherlands, Vermilion continues to make progress on plans to begin producing the Vinkega-1 and De Hoeve-1 wells, which were drilled in 2009, and is scheduled to drill four new exploration wells beginning in August. Three of the four wells will be targeting multiple pay zones including the Rotliegend sandstone (Permian age) and the Zechstein carbonates (Permian age). The fourth well is targeting the Vlieland sandstone (Lower Cretaceous age). This program is expected to generate risked production of 2,000 boe/d net to Vermilion at a cost of $20 million. Based on the knowledge gained from the 2009 - 2010 exploration drilling program, Vermilion expects to tie-in any successful wells 18 to 24 months following their completion. Vermilion will continue to maintain a rolling inventory of projects such that each year is witness to a combination of new wells and the tie-in of prior successes, and plans for the 2012 drilling program are well underway.

In Australia, Vermilion will begin workovers on three existing producing wells in the second quarter of 2011. This program will employ a coiled tubing rig and will target the isolation of high permeability, high water-cut zones to enable production from lower permeability zones that are believed to contain unswept oil. Initial work on a drilling program for 2012 is also in progress. Strong cyclone activity and minor facilities repairs during the first quarter of 2011 reduced corporate production in the quarter by approximately 1,250 boe/d. Despite the reduced production level in the first quarter, Vermilion expects to sustain annual average production levels at Wandoo of approximately 9,000 boe/d in 2011.

Construction has begun at the tunnelling site, following receipt of regulatory approvals for the onshore portion of the Corrib gas pipeline in Ireland. Tunnelling is expected to begin before year end, at which time the operator should be able to provide more certainty on the expected timing of first gas production.

Vermilion continues to project steady production growth on an annual basis and expects volumes to increase over the next three quarters. The full impact of the recent strength in global oil prices should become apparent in the second quarter of 2011 given Vermilion’s significant exposure to Brent based (France and Australia) crude volumes and continually increasing leverage to WTI based oil and liquids production in Canada. The Company’s conservative fiscal management and sparing use of equity to finance its growth objectives ensure that any gains are realized on a ‘per share’ basis. The management and directors of Vermilion continue to control approximately 9% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) dated May 4, 2011 of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results as at and for the three months ended March 31, 2011 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2011 contained herein and Vermilion’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, together with accompanying notes, as contained in Vermilion’s 2010 Annual Report. The discussion and analysis contained herein is qualified in its entirety by Management’s Discussion and Analysis in respect of the three months ended March 31, 2011 to be filed and the financial year ended December 31, 2010 filed on SEDAR (www.sedar.com) in accordance with applicable securities laws.

The unaudited interim consolidated financial statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, Vermilion prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles.

CORPORATE CONVERSION

On September 1, 2010 Vermilion Energy Trust (the “Trust”) completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). As a result of this conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held. There were no exchangeable shares outstanding following the conversion.

Vermilion retained the same board of directors and management team which continues to be led by Lorenzo Donadeo as President and Chief Executive Officer. There were no changes in Vermilion’s underlying operations associated with the conversion. The consolidated financial statements and related financial information have been prepared on a continuity of interest basis, which recognizes Vermilion as the successor entity and accordingly all comparative information presented for the pre-conversion period is that of the Trust. For the convenience of the reader, when discussing prior periods this MD&A refers to common shares, shareholders and dividends although for the pre-conversion period such items were trust units, unitholders and distributions, respectively.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations below:

Three Months Ended
($M)	March 31, 2011	March 31, 2010
Cash flows from operating activities	$126,617	$80,237
Changes in non-cash operating working capital	(26,463)	(3,342)
Asset retirement obligations settled	1,631	-
Fund flows from operations	$101,785	$76,895

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisitions, net of cash acquired” as presented in Vermilion’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended
($M)	March 31, 2011	March 31, 2010
Acquisition of petroleum and natural gas properties	$38,291	$954
Working capital deficiencies acquired from acquisitions	-	-
Acquisitions, including acquired working capital deficiency	$38,291	$954

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($M)	March 31, 2011	Dec 31, 2010	March 31, 2010
Long-term debt	$376,053	$302,558	$205,277
Current liabilities	464,825	340,934	220,425
Current assets	(399,560)	(340,197)	(221,360)
Net debt	$441,318	$303,295	$204,342

“Cash dividends per share” represents actual cash dividends declared per share by Vermilion during the relevant periods.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

Net dividends is reconciled below to dividends declared, the most directly comparable GAAP measure:

Three Months Ended
($M)	March 31, 2011	March 31, 2010
Dividends declared	$50,942	$45,528
Issue of shares pursuant to the dividend reinvestment plan	(12,976)	(7,380)
Net dividends	$37,966	$38,148

“Total net dividends, capital expenditures and asset retirement obligations settled” is calculated as net dividends as determined above plus the following amounts for the relevant periods from Vermilion’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties” and “Asset retirement obligations settled.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

Three Months Ended
($M)	March 31, 2011	March 31, 2010
Dividends declared	$50,942	$45,528
Issue of shares pursuant to the dividend reinvestment plan	(12,976)	(7,380)
Drilling and development of petroleum and natural gas properties	118,414	119,896
Asset retirement obligations settled	1,631	-
Total net dividends, capital expenditures and asset retirement obligations settled	$158,011	$158,044

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic shares outstanding” and “Adjusted basic weighted average shares outstanding” are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares have converted into shares of Vermilion, management believes that their inclusion in the calculation of basic rather than only in diluted per share statistics provides meaningful information.

“Diluted shares outstanding” is the sum of adjusted basic shares outstanding as described above plus outstanding awards under Vermilion’s equity based compensation plans, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	As At
(Number of shares)	March 31, 2011	March 31, 2010
Basic weighted average shares outstanding	89,224,446	79,710,068
Shares issuable pursuant to exchangeable shares outstanding	-	7,338,930
Adjusted basic weighted average shares outstanding	89,224,446	87,048,998

	As At
(Number of shares)	March 31, 2011	March 31, 2010
Shares outstanding	89,856,389	80,409,833
Shares issuable pursuant to exchangeable shares outstanding	-	7,337,727
Adjusted basic shares outstanding	89,856,389	87,747,560
Potential shares issuable pursuant to equity based compensation plans	1,981,071	1,363,253
Diluted shares outstanding	91,837,460	89,110,813

“Diluted adjusted weighted average shares outstanding” is the sum of diluted weighted average shares outstanding as presented on the consolidated statements of earnings plus the weighted average amount of exchangeables outstanding for the period which were considered anti-dilutive for the purposes of calculating earnings per share.

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 32 wells (17.9 net) during the first quarter of 2011, resulting in three gas wells (2.4 net) and 29 oil wells (15.5 net). These wells included 11 operated (9.4 net) Cardium horizontal wells and 18 non-operated (6.1 net) Cardium wells. At the end of the first quarter, 17 (15.7 net) operated Cardium wells were on production and 12 (5.1 net) non-operated wells were on production. Vermilion anticipates the drilling and tie-in of approximately five to six gross operated Cardium wells during the second quarter of 2011. Installation of several ‘trunk’ pipelines to transport Cardium production in the Drayton Valley region was largely completed by the end of the first quarter 2011 and activities continued with respect to completion of a 15,000 boe/d oil processing facility which is expected to be in-service in August 2011.

France

In France, Vermilion completed workovers on 10 wells (9.5 net) during the first quarter of 2011 including three in the Aquitaine Basin with the remainder in the Paris Basin. Vermilion also spud a conventional well to test an undeveloped fault block within the Cazaux field during the first quarter.

Netherlands

In the Netherlands, Vermilion remained focused on regular facility and well maintenance and ongoing work to secure pipeline and production permits for the Vinkega-1 (early in the third quarter) and De Hoeve-1 (late in the fourth quarter). Average combined production for these two wells is expected to be 1,500 boe/d.

Australia

In Australia, efforts were focused on minor facilities repairs, including the change-out of a gas-lift compressor, following strong cyclone activity during the first quarter of 2011.

PRODUCTION

	Three Months Ended March 31, 2011				Three Months Ended March 31, 2010
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	5,086	43.31	12,304	36	3,682	46.99	11,514	38
France	8,411	1.02	8,582	25	7,900	0.94	8,057	27
Netherlands	46	29.96	5,039	15	25	20.97	3,519	12
Australia	8,309	-	8,309	24	7,094	-	7,094	23
Total Production	21,852	74.29	34,234	100	18,701	68.90	30,184	100

Average production in Canada increased over 3% to 12,304 boe/d during the first quarter 2011 compared to 11,913 boe/d in fourth quarter 2010 and nearly 7% compared to first quarter 2010 production of 11,514 boe/d. The increase was primarily attributable to production increases from the Cardium program offset by natural declines. Even more noticeable is year-over-year growth in oil and NGL production of 38%, reflecting our increasing leverage to oil production in Canada. Canadian liquids production is expected to show continued growth in 2011 as Vermilion increases Cardium oil drilling activities. Cardium production growth will be weighted toward the fourth quarter, 2011 as the ability to bring on new production volumes is facility constrained until the new 15,000 boe/d production facility is brought on line in the third quarter.

Average production in France of 8,582 boe/d in the first quarter 2011 was relatively unchanged as compared to 8,723 boe/d in the fourth quarter 2010. Production is expected to remain reasonably stable as a result of Vermilion’s active well workover program. Second half 2011 production should benefit modestly from the addition of new production from the Cazaux drilling program.

Production in the Netherlands averaged 5,039 boe/d in the first quarter 2011 as compared to 5,105 boe/d in the fourth quarter 2010. The tie-in of Vinkega-1 and De-Hoeve-1 later in the year is expected to add between 1,500 and 2,000 boe/d of production when they are brought on-stream. The Netherlands is expected to deliver continued production increases in the coming years from new drilling activity, although the timing of those increases is less predictable due to the extensive production permitting process.

Australia production averaged 8,309 boe/d in the first quarter 2011 a decrease of 13% compared to 9,561 boe/d in the fourth quarter 2010 resulting from downtime related to strong cyclone activity in the region during the quarter. Despite the downtime in the first quarter, Vermilion expects to sustain annual average production at approximately 9,000 boe/d in 2011. The cyclone season in Australia normally runs from December through March of each year and was unusually active in 2011. In the case of severe storms, Vermilion shuts-in all production and evacuates the platform as a safety precaution.

FINANCIAL REVIEW

During the three months ended March 31, 2011, Vermilion generated fund flows from operations of $101.8 million. For the same period in 2010, Vermilion generated fund flows from operations of $76.9 million. The increases in fund flows from operations of $24.9 million resulted from increased revenue associated with stronger oil prices and higher average production volumes. The GAAP measure, cash flows from operating activities similarly increased year over year to $126.6 million for the three months ended March 31, 2011 versus $80.2 million for the same period in 2010.

During the three months ended March 31, 2011, the price of WTI crude oil averaged US$94.10 per bbl (three months ended March 31, 2010 - US $78.72 per bbl) and the price of Brent crude oil averaged US$104.97 per bbl (three months ended March 31, 2010 - US$76.24 per bbl). For the three months ended March 31, 2011, the AECO price for gas averaged CDN$3.76 per mcf (three months ended March 31, 2010 - $4.95 per mcf).

Vermilion’s net debt was $441.3 million at March 31, 2011 (December 31, 2010 - $303.3 million) representing 108% of first quarter annualized fund flows from operations. Net debt increased as a function of the increase in long term debt to fund capital expenditures as well as increases in the derivative liabilities recorded for mark-to-market adjustments on oil hedges. Vermilion’s long-term debt at March 31, 2011 was $376.1 million (December 31, 2010 - $302.6 million). The quarter over quarter increases are a function of Vermilion’s capital expenditures largely driven by continued Cardium light oil development activity during 2011 and an acquisition of Cardium lands in the quarter.

For the three months ended March 31, 2011, total net dividends, capital expenditures (excluding those on the Corrib project) and asset retirement obligations settled as a percentage of fund flows from operations was 145% (three months ended March 31, 2010, 185%). The year over year decreases in this ratio relate to improved fund flows as described above.

CAPITAL EXPENDITURES

	Three Months Ended
Capital Expenditures by Category ($M)	March 31, 2011	March 31, 2010
Land	$2,995	$51,048
Seismic	1,765	1,429
Drilling and completion	63,083	28,276
Production equipment and facilities	43,751	24,632
Recompletions	5,266	6,633
Other	1,554	7,878
	118,414	119,896
Acquisitions (excluding acquired working capital deficiency)	38,291	954
Total Capital Expenditures by Category	$156,705	$120,850

Total capital expenditures, including acquisitions for the three months ended March 31, 2011 was $156.7 million (three months ended March 31, 2010, $120.9 million).

Capital expenditures excluding acquisitions was similar to the prior year. Increased activities on Cardium lands, including drilling, completions and facilities additions, offset the reduction in land purchases as compared to the same period in 2010.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended
($M except per boe and per mcf)	March 31, 2011	March 31, 2010
Crude oil & NGLs	$190,368	$133,465
Per boe	96.80	79.30
Natural gas	39,372	36,116
Per mcf	5.89	5.82
Petroleum and natural gas sales	$229,740	$169,581
Per boe	$74.57	$62.43

Vermilion’s revenue increased significantly for the three months ended March 31, 2011 as compared to the prior year. This year over year increase was a result of higher oil volumes and an increase in Netherlands natural gas volumes together with stronger prices.

In Canada, petroleum and natural gas sales increased year over year by $6.6 million as a result of higher oil production and stronger oil prices which more than offset decreases in natural gas volumes and prices. Vermilion’s blended realized oil and NGL price for Canada increased to $84.97 per bbl for the three month period ended March 31, 2011 from $74.94 per bbl in the prior year corresponding with the increase in the WTI reference price for the same periods to US$94.10 per bbl from US$78.72 per bbl. The increase in strength of the Canadian dollar year over year somewhat reduced the favourable impact of higher crude references prices. The price realized for natural gas sales in Canada decreased year over year due to a lower average AECO reference price of $3.76 per mcf for the first quarter of 2011 versus $4.95 per mcf for the corresponding period in the prior year.

Vermilion’s sales from its France operations are derived almost exclusively from oil volumes that are priced with reference to Dated Brent. Accordingly, Vermilion’s sales in that jurisdiction benefited from the US$10.87 average per bbl premium Brent commanded over WTI in the first quarter of 2011. For the same period in the prior year, Brent traded at an average discount of US$2.48 per bbl to WTI. Higher oil prices were responsible for $17.9 million of the total $21.6 million in increased sales realized by Vermilion’s France operations. The balance of the sales increase was attributable to higher production volumes year over year.

Netherlands’ sales increased for the three month period ended March 31, 2011 by $10.9 million due in equal parts to increased volumes year over year as well as increased pricing. Pricing for Vermilion’s natural gas production in the Netherlands is correlated to the Dated Brent oil reference price. However, as a result of the pricing formula employed, there is a six to eight month lag before the impact of changes in oil prices are reflected in the realized price for Netherlands’ natural gas sales. Accordingly, the increase in the Euro per mcf reference price for the first quarter of 2011 versus 2010 is associated with the increase in the Dated Brent reference price towards the end of 2010. The increase in strength of the Canadian dollar year over year somewhat reduced the favourable impact of these higher prices. The first quarter 2011 increases in Dated Brent are expected to be reflected in Vermilion’s Netherlands realized natural gas price starting in the third quarter of 2011.

Australian revenue increased by $21.1 million for the three months ended March 31, 2011 as compared to the prior year due to both increases in production volumes ($9.1 million of the increase) and higher oil prices ($12.0 million of the increase). As noted previously, the stronger Canadian dollar in the first quarter of 2011 versus the same period in 2010 limited the increase in revenue resulting from increased oil prices.

Vermilion carries an inventory of oil in France and Australia, which reflects a timing difference between production and sales. Crude oil inventories increased substantially in the first quarter of 2011 versus the fourth quarter of 2010 due to an increase in Australia’s inventory of approximately 54,000 barrels.

The following table summarizes Vermilion’s ending inventory positions for the most recent four quarters:

	As at	As at	As at	As at
Ending Inventory Positions (France and Australia)	March 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
France (bbls)	167,438	158,229	149,268	163,515
France ($M) [1]	$5,439	$4,599	$4,574	$4,663
Australia (bbls)	226,183	172,199	107,744	60,146
Australia ($M) [1]	$7,932	$6,108	$3,529	$1,784

1 Represents the cost of the produced crude oil including operating costs, depletion and certain royalties. See “Royalties”.

DERIVATIVE INSTRUMENTS

The following table summarizes Vermilion’s outstanding financial derivative positions as at March 31, 2011.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
January 2011 to June 2011	US $1.00/bbl	2,400	$ 75.00 - $ 97.85
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
January 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $113.40
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $115.50
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $130.75
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.55
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.05
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl[1]	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl[1]	600	$ 65.00 - $ 85.00
Put - BRENT
January 2012 to December 2012	US $4.46/bbl	600	$ 83.00
January 2012 to December 2012	US $4.90/bbl	600	$ 83.00
January 2012 to December 2012	US $4.49/bbl	600	$ 83.00
January 2012 to December 2012	US $4.39/bbl	600	$ 83.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Risk Management: Foreign Exchange	Principal	Notional ($US) / Month	Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07

1 The funded amounts for these instruments were paid in a prior period.

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production. Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The impact of Vermilion’s derivative based risk management activities decreased the fund flows netback for the three months ended March 31, 2011 by $1.28 per boe. This compares to a decrease of $0.09 per boe for the three month ended March 31, 2010. The decrease in the period ended March 31, 2011 was associated with the stronger commodity prices where the prices for crude oil exceeded the ceiling on certain collars entered into for 2011 and 2012.

ROYALTIES

	Three Months Ended
($M except per boe and per mcf)	March 31, 2011	March 31, 2010
Crude oil & NGLs	$11,739	$10,056
Per boe	5.97	5.97
Natural gas	1,468	3,091
Per mcf	0.22	0.50
Royalties	$13,207	$13,147
Per boe	$4.29	$4.84

As a result of Vermilion’s adoption of International Financial Reporting Standards (“IFRS”), Vermilion no longer includes Australian Petroleum Resource Rent Tax (“PRRT”) within royalties. Under IFRS, Vermilion accounts for PRRT as an income tax and accordingly, royalty figures presented for both the current and prior periods in this MD&A and the financial statements exclude PRRT. Vermilion’s previously published MD&A for March 31, 2010 included PRRT of $15.0 million within royalties for that period. The prior period figures in the above table and below have been restated to reflect the reclassification of this amount to income taxes.

Consolidated royalties per boe for the three months ended March 31, 2011 were $4.29 (three months ended March 31, 2010, $4.84). As a percentage of revenue, royalties decreased to 5.8% for the three months ended March 31, 2011 as compared to 7.8% for the comparable period in 2010.

Canadian royalties as a percentage of revenue for both crude oil and natural gas decreased for the three months ended March 31, 2011 to 18.6% and 9.3%, respectively, from 25.2% and 13.4%, respectively, in the comparable period of the prior year. The decrease in crude oil royalties as a percentage of revenue is attributable to a change in the royalty framework implemented in 2010 whereby royalties are levied on horizontal oil wells at a flat 5% rate for the first 50,000 to 100,000 bbls of production depending on well depth. Vermilion started to benefit from this royalty framework change after the first quarter of 2010 as it continued to drill and put its Cardium wells on production. Based on the depth of horizontal Cardium wells drilled thus far, the Company has received this reduced royalty rate on individual wells for up to the first 70,000 bbls of production. The decrease in natural gas royalties as a percentage of revenue period over period resulted from the impact of lower gas volumes and prices on royalty rates.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were higher for the three months ended March 31, 2011 as compared to the same periods in 2010, royalties, as a percentage of revenue, decreased to 5.8% from 6.7%

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended
($M except per boe and per mcf)	March 31, 2011	March 31, 2010
Crude oil & NGLs	$27,377	$25,324
Per boe	13.92	15.05
Natural gas	10,471	11,011
Per mcf	1.57	1.78
Operating expense	$37,848	$36,335
Per boe	$12.28	$13.38

Consolidated operating expense was $37.8 million or $12.28 per boe for the three months ended March 31, 2011 (three months ended March 31, 2010 - $36.3 million or $13.38 per boe).

Canadian operating expense for the three months ended March 31, 2011 has increased to $12.6 million or $11.36 per boe as compared to $9.8 million or $9.48 per boe for the same period in 2010. These increases are a result of chemical costs associated with Vermilion’s Cardium wells coupled with higher levels of downhole intervention spending. The increased levels of spending were partially offset by higher volumes reducing the impact on a per boe basis.

France operating expense decreased to $9.7 million or $12.59 per boe for the three months ended March 31, 2011 as compared to $10.9 million or $14.97 per boe for the comparable period in 2010. The decrease in expense is attributable to lower levels of downhole maintenance as a result of the timing of workover programs and the impact of the stronger Canadian dollar year over year partially offset by higher costs for salaries, fuel and electricity. Higher production volumes further reduced operating costs on a per boe basis.

Netherlands operating expense increased marginally to $4.4 million for the three months ended March 31, 2011 versus $4.2 million for the comparable quarter in the prior year. Higher levels of major project spending related to compressor maintenance and increased salary costs were largely offset by lower fuel and electricity costs and the impact of the stronger Canadian dollar year over year. On a per boe basis, Netherlands operating expenses decreased to $9.71 as compared to $13.47 for the same period in 2010 as a result of higher production volumes.

Australian operating expense remained relatively constant at $11.1 million for the three months ended March 31, 2011 as compared to $11.4 million for the corresponding period in the prior year. An increase in operating expense resulting from the stronger Australian dollar year over year was offset by lower facility maintenance costs. On a per boe basis for the same periods, operating expense decreased to $14.90 from $17.84 in the first quarter of 2010 as a result of higher levels of production in the first quarter of 2011.

TRANSPORTATION EXPENSE

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
Transportation expense	$6,084	$6,949
Per boe	$1.97	$2.56

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties, as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation expense is made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion’s production in these countries.

Transportation expense includes the amount due under a ship or pay agreement related to the Corrib project. However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Transportation expense decreased during the first quarter of 2011 compared to the same prior period in 2010 as a result of lower costs in France due to the timing of Ambès terminal costs as well as the impact of the stronger Canadian dollar year over year on Euro denominated costs in France and Ireland.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
General and administration expense	$12,107	$10,153
Per boe	$3.93	$3.74

General and administration expense for the three months ended March 31, 2011 increased to $12.1 million compared to $10.2 million for the same period in the prior year. This increase is attributable to higher employee costs as Vermilion has increased its staffing levels in Canada to help support its Cardium program and identify future opportunities to generate long-term growth.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
Equity based compensation expense	$8,226	$12,273
Per boe	$2.67	$4.52

Non-cash equity based compensation expense for the three months ended March 31, 2011 was $8.2 million (three months ended March 31, 2010, $12.3 million). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Vermilion Incentive Plan, formerly the Trust Unit Award Incentive Plan.

INTEREST EXPENSE

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
Interest expense	$5,374	$3,033
Per boe	$1.74	$1.12

Interest expense for the three months ended March 31, 2011 was $5.4 million (three months ended March 31, 2010, $3.0 million). Interest expense for the year to date period in 2011 has increased from the same period in 2010 due to higher average debt levels and the issuance of the senior notes in the quarter and the higher interest rate associated with the notes.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
Accretion expense	$6,315	$4,519
Per boe	$2.05	$1.66
Depletion and depreciation expenses	$51,714	$39,214
Per boe	$16.78	$14.44

Accretion expense for the three months ended March 31, 2011 was $6.3 million (three months ended March 31, 2010 - $4.5 million). The increase period over period was as a result of increases to the discount rates applied to the asset retirement obligations.

Depletion and depreciation per boe for the three months ended March 31, 2011 were $16.78 (three months ended March 31, 2010 - $14.44). Depletion and depreciation rates for the three months ended March 31, 2011 have increased over the comparable period in 2010 due primarily to higher finding, development and acquisition costs incurred by Vermilion.

TAXES

Vermilion currently pays taxes in France, the Netherlands and Australia. In Australia, current taxes include a petroleum resource rent tax in addition to corporate income tax. Current taxes for the three months ended March 31, 2011 was $49.6 million as compared to $24.9 million for the same period in the prior year. The increases are attributable to the higher year over year revenue associated with increased levels of production and stronger oil prices. As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay income taxes in Canada.

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
Current taxes before petroleum resource rent tax	$26,306	$9,973
Petroleum resource rent tax	23,293	14,950
Current taxes	$49,599	$24,923
Per boe	$16.10	$9.17

FOREIGN EXCHANGE

	Three Months Ended
($M except per boe)	March 31, 2011	March 31, 2010
Foreign exchange (gain)	$(13,284)	$22,328
Per boe	$(4.31)	$8.22

During the three months period ended March 31, 2011, a combined realized and unrealized foreign exchange gain of $13.3 million was recognized versus a $22.3 million loss in 2010. The gain in 2011 is comprised of a realized gain of $0.2 million associated with cash repatriations and settlements of amounts denominated in foreign currencies. The unrealized, non-cash gain of $13.1 million resulted from the translation of financial balances denominated in currencies other than the functional currency of Vermilion and its subsidiaries.

NET EARNINGS (LOSS)

Net earnings for the three months ended March 31, 2011 was $27.2 million or $0.30 per share as compared to a net loss for the three months ended March 31, 2010 of $8.2 million or $0.10 per share. The increase in earnings is largely related to the increase in revenues period over period partially offset by a loss on derivative instruments in 2011.

SUMMARY OF QUARTERLY RESULTS

	IFRS					PREVIOUS GAAP
($M except per share)	Q1/11	Q4/10	Q3/10	Q2/10	Q1/10	Q4/09	Q3/09	Q2/09
Petroleum and natural
gas Sales	$229,740	$216,426	$172,253	$169,545	$169,581	$180,544	$150,183	$162,788
Net earnings (loss)	$27,193	$(21,809)	$24,577	$49,810	$(8,183)	$122,900	$17,834	$24,880
Net earnings per share
Basic	$0.30	$(0.25)	$0.29	$0.62	$(0.10)	$1.60	$0.25	$0.35
Diluted	$0.30	$(0.25)	$0.29	$0.56	$(0.10)	$1.59	$0.25	$0.35

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at March 31, 2011 was $441.3 million compared to $303.3 million as at December 31, 2010.

As at March 31, 2011, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $635 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders do not extend the term of the revolving facility, the amounts outstanding become repayable 24 months after the expiry of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and certain other non-cash items of not greater than 3.0.

The amount available to Vermilion under the facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at March 31, 2011.

On February 10, 2011, Vermilion closed a private placement offering of $225 million of senior unsecured notes. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. Concurrent with the issuance of the notes, the Company’s credit facility was reduced from $675 million to $635 million.

RECLAMATION FUND

After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. In July 2010, the reclamation fund assets were liquidated and the proceeds were initially used to reduce outstanding bank indebtedness and will ultimately help support Vermilion’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

ASSET RETIREMENT OBLIGATIONS

As at March 31, 2011, Vermilion’s asset retirement obligations were $267.4 million compared to $221.4 million as at March 31, 2010. The increase is largely attributable to a change in estimate stemming from a third party review of data associated with the abandonment obligations for Vermilion’s Netherlands operations as well as accretion on the obligation partially offset by the impact of exchange rates on foreign currency denominated obligations.

DIVIDENDS

Sustainability of Dividends

	Three Months Ended	Year Ended	Year Ended	Year Ended
($M)	March 31, 2011	Dec 31, 2010	Dec 31, 2009[1]	Dec 31, 2008[1]
Cash flows from operating activities	$126,617	$421,282	$230,316	$660,135
Net earnings	$27,193	$44,395	$185,498	$229,189
Dividends declared	$50,942	$189,744	$166,385	$158,674
Excess of cash flows from operating activities
over cash dividends declared	$75,675	$231,538	$63,931	$501,461
(Shortfall) excess of net earnings over cash
dividends declared	$(23,749)	$(145,349)	$19,113	$70,515

1 Amounts presented under previous GAAP

Vermilion maintained monthly dividends at $0.19 per share for the three months ended March 31, 2011 and declared dividends totalling $50.9 million in the quarter compared to $45.5 million for the same period in 2010.

Excess cash flows from operating activities over cash dividends declared are used to fund capital expenditures, asset retirement costs and debt repayments. The current quarter shortfall of net earnings over dividends declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on dividend sustainability.

Vermilion’s policy with respect to dividends is to be conservative and retain a low payout ratio when comparing dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the payout ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib and Cardium projects will require a significant capital investment by Vermilion. As such, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement costs. Vermilion currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

SHAREHOLDERS’ EQUITY

During the three months ended March 31, 2011, 858,147 shares were issued pursuant to the dividend reinvestment plan and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $35.2 million as a result of the issuance of those shares.

As at March 31, 2011, there were 89,856,389 shares outstanding. As at May 4, 2011, there were 90,091,116 shares outstanding.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s 2010 Annual Report which is available on SEDAR at www.sedar.com or on the Company’s website at http://www.vermilionenergy.com/ir/financialreports/financialreportscurrent.cfm

CRITICAL ACCOUNTING ESTIMATES

Vermilion’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that Vermilion expects to realize;
vii.	Equity compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of March 31, 2011.

Vermilion uses a variety of derivatives including puts, calls and forward purchase contracts to manage the risks associated with fluctuating commodity prices and exchange rates. Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would adversely impact Vermilion’s financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) TRANSITION

Adoption of IFRS

Vermilion has prepared its March 31, 2011 interim consolidated financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, Vermilion prepared its financial statements in accordance with generally accepted accounting principles as issued by the Canadian Accounting Standards Board (“Previous GAAP”). The adoption of IFRS has not had a material impact on Vermilion’s operations, strategic decisions, cash flow and capital expenditures. Vermilion’s IFRS accounting policies are provided in Note 2 to the Interim consolidated financial statements. In addition, Note 20 to the interim consolidated financial statements presents reconciliations between Vermilion’s 2010 Previous GAAP results and the 2010 IFRS results. The reconciliations include the Consolidated Balance Sheets as at January 1, 2010, March 31, 2010 and December 31, 2010, and Consolidated Statements of Net Earnings and Comprehensive Income (loss), Changes in Shareholders’ (Unitholders’) Equity and Cash Flows for the three month period ended March 31, 2010 and for the year ended December 31, 2010. The following provides summary reconciliations of Vermilion’s 2010 Previous GAAP and IFRS results. Detailed descriptions of the differences between IFRS and Previous GAAP are outlined in Notes 20 and 21 to the consolidated financial statements.

SUMMARY OF CHANGES IN NET EARNINGS AND COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31, 2010	Year ended Dec 31, 2010
NET EARNINGS UNDER PREVIOUS GAAP	$42,508	$111,263
Increase in equity based compensation expense	(6,966)	(6,406)
Increase in loss on derivative instruments	(1,123)	(3,013)
Increase in foreign exchange loss	(41,973)	(61,091)
Decrease in accretion expense	143	250
Decrease in depletion and depreciation	13,187	69,783
Increase in deferred income tax expense	531	(23,663)
Goodwill impairment	-	(19,840)
Reversal of non-controlling interest - exchangeable shares	3,883	8,241
Remeasurement loss associated with exchangeable share liability	(18,373)	(31,129)
NET (LOSS) EARNINGS UNDER IFRS	(8,183)	44,395
Cumulative translation adjustments	(33,606)	(31,577)
TOTAL COMPREHENSIVE (LOSS) INCOME UNDER IFRS	$(41,789)	$12,818

SUMMARY OF CHANGES IN ROYALTY AND CURRENT TAX EXPENSES

($M)	Three months ended March 31, 2010	Year ended Dec 31, 2010
Royalty expense - Previous GAAP	$28,097	$83,509
Per boe	$10.34	$7.12
Reclassification of Australia PRRT from royalties to current taxes	(14,950)	(39,537)
Royalties - IFRS	$13,147	$43,972
Per boe	$4.84	$3.75

($M)	Three months ended March 31, 2010	Year ended Dec 31, 2010
Current tax expense - Previous GAAP	$9,973	$72,701
Per boe	$3.67	$6.20
Reclassification of Australia PRRT from Royalties to current taxes	14,950	39,537
Current tax expense - IFRS	$24,923	$112,238
Per boe	$9.17	$9.57

SUMMARY OF CHANGES IN FINANCIAL METRICS

($M)	Three months ended March 31, 2010	Year ended Dec 31, 2010
Fund flows from operations - Previous GAAP	$78,361	$363,487
Reclassification of contingent consideration to operating activities from investing activities	(1,466)	(5,958)
Fund flows from operations - IFRS	76,895	357,529

Net Debt - Previous GAAP	$200,977	$300,393
Reclassify current portion of deferred taxes to non current	(593)	2,902
Adjustment to accrue for contingent consideration	3,958	-
Net debt - IFRS	$204,342	$303,295

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	Gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$M	thousand dollars
$MM	million dollars

NETBACKS (6:1)

	Three Months Ended March 31, 2011			Three Months Ended March 31, 2010
	Oil &	Natural
	NGLs	Gas	Total	Total
	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	$84.97	$4.00	$49.21	$46.25
Realized hedging loss	(0.64)	-	(0.28)	(0.19)
Royalties	(15.79)	(0.37)	(7.83)	(9.04)
Transportation	(1.62)	(0.20)	(1.37)	(1.49)
Operating costs	(14.90)	(1.48)	(11.36)	(9.48)
Operating netback	$52.02	$1.95	$28.37	$26.05
France
Price	$101.58	$10.64	$100.83	$77.60
Realized hedging loss	(2.02)	-	(1.98)	(0.07)
Royalties	(5.96)	(0.21)	(5.87)	(5.21)
Transportation	(3.13)	-	(3.07)	(3.78)
Operating costs	(12.44)	(3.34)	(12.59)	(14.97)
Operating netback	$78.03	$7.09	$77.32	$53.57
Netherlands
Price	$91.81	$8.45	$51.08	$38.84
Operating costs	-	(1.63)	(9.71)	(13.47)
Operating netback	$91.81	$6.82	$41.37	$25.37
Australia
Price	$99.23	$-	$99.23	$83.14
Realized hedging loss	(2.83)	-	(2.83)	-
Royalties	-	-	-	-
Operating costs	(14.90)	-	(14.90)	(17.84)
Operating netback	$81.50	$-	$81.50	$65.30
Total Company
Price	$96.80	$5.89	$74.57	$62.43
Realized hedging loss	(2.00)	-	(1.28)	(0.09)
Royalties	(5.97)	(0.22)	(4.29)	(4.84)
Transportation	(1.58)	(0.44)	(1.97)	(2.56)
Operating costs	(13.92)	(1.57)	(12.28)	(13.38)
Operating netback	$73.33	$3.66	$54.75	$41.56
General and administration			(3.93)	(3.74)
Interest			(1.74)	(1.12)
Realized foreign exchange			0.06	0.77
Other income			0.01	-
Proceeds on sale of investments			-	-
Current taxes			(16.10)	(9.17)
Fund flows netback			$33.05	$28.30
Accretion			(2.05)	(1.66)
Depletion, depreciation			(16.78)	(14.44)
Future income taxes			8.41	4.02
Other income or loss			(0.13)	(0.57)
Unrealized foreign exchange			4.25	(8.99)
Remeasurement of liability associated with exchangeable shares			-	(6.76)
Unrealized gain or loss on derivative instruments			(15.24)	1.60
Equity based compensation			(2.67)	(4.52)
Earnings netback (loss)			$8.84	$(3.02)

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

CONSOLIDATED BALANCE SHEETS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Note	March 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current
Cash and cash equivalents	17	$182,426	$145,623	$99,066
Short-term investments		14,520	15,132	15,895
Accounts receivable		169,554	147,329	117,051
Crude oil inventory		13,371	10,707	5,235
Derivative instruments	13	10,552	10,249	8,217
Prepaid expenses and other		9,137	11,157	11,422
		399,560	340,197	256,886
Derivative instruments	13	-	942	7,896
Deferred taxes		167,302	147,949	124,707
Long-term investments		2,717	3,108	4,342
Exploration and evaluation assets	5	18,424	17,157	-
Goodwill	5	-	-	19,840
Reclamation fund	6	-	-	69,003
Capital assets	4	1,940,715	1,816,444	1,610,567
		$2,528,718	$2,325,797	$2,093,241
LIABILITIES
Current
Accounts payable and accrued liabilities		$291,473	$252,319	195,909
Dividends or distributions payable		17,073	16,910	15,109
Derivative instruments	13	54,662	12,143	6,544
Income taxes payable		101,617	59,562	4,090
		464,825	340,934	221,652
Derivative instruments	13	11,962	8,157	4,563
Long-term debt	8	376,053	302,558	159,723
Amount due pursuant to acquisition	7	113,951	114,349	111,402
Asset retirement obligations	6	267,360	267,389	224,005
Equity based compensation liability	11	-	-	30,307
Deferred taxes		240,615	246,508	255,598
		1,474,766	1,279,895	1,007,250
Liability associated with exchangeable shares	10	-	-	217,992

SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital	9	1,060,930	1,025,770	-
Unitholders’ capital	9	-	-	711,667
Contributed surplus		31,759	40,726	-
Accumulated other comprehensive loss		(20,980)	(31,577)	-
Retained earnings (deficit)		(17,757)	10,983	156,332
		1,053,952	1,045,902	867,999
		$2,528,718	$2,325,797	$2,093,241

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS) (THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS, UNAUDITED)

	Note	Three Months Ended
		March 31, 2011	March 31, 2010
Petroleum and natural gas sales		$229,740	$169,581
Royalties		(13,207)	(13,147)
Petroleum and natural gas revenue		216,533	156,434

EXPENSES
Operating		37,848	36,335
Transportation		6,084	6,949
Equity based compensation	11	8,226	12,273
Loss (gain) on derivative instruments	13	50,918	(4,086)
Interest expense		5,374	3,033
General and administration		12,107	10,153
Foreign exchange (gain) loss		(13,284)	22,328
Other expense		352	1,534
Accretion	6	6,315	4,519
Depletion and depreciation		51,714	39,214
		165,654	132,252
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM		50,879	24,182

INCOME TAXES
Deferred		(25,913)	(10,931)
Current		49,599	24,923
		23,686	13,992
OTHER ITEM
Remeasurement loss on liability associated with exchangeable shares	10	-	18,373
		-	18,373

NET EARNINGS (LOSS)		27,193	(8,183)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		10,597	(33,606)
		10,597	(33,606)

COMPREHENSIVE INCOME (LOSS)		$37,790	$(41,789)

NET EARNINGS (LOSS) PER SHARE OR UNIT	12
Basic		$0.30	$(0.10)
Diluted		$0.30	$(0.10)

WEIGHTED AVERAGE SHARES OR UNITS OUTSTANDING	12
Basic		89,224,446	79,710,068
Diluted		90,513,768	79,710,068

CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Note	Three Months Ended
		March 31, 2011	March 31, 2010
OPERATING
Net earnings (loss)		$27,193	$(8,183)
Adjustments:
Accretion		6,315	4,519
Depletion and depreciation		51,714	39,214
Change in unrealized gains and losses and accruals relating to derivative contracts	13	46,963	(4,333)
Equity based compensation		8,226	12,273
Unrealized foreign exchange (gain) loss		(13,104)	24,426
Remeasurement loss on liability associated with exchangeable shares		-	18,373
Change in unrealized gains and losses and accruals included in other expense relating to investments		391	1,537
Deferred taxes		(25,913)	(10,931)
		101,785	76,895
Asset retirement obligations settled	6	(1,631)	-
Changes in non-cash operating working capital	14	26,463	3,342
Cash flows from operating activities		126,617	80,237

INVESTING
Drilling and development of petroleum and natural gas properties		(118,414)	(119,896)
Acquisition of petroleum and natural gas properties		(38,291)	(954)
Proceeds from purchase of short-term investments		612	80
Changes in non-cash investing working capital	14	29,320	(6,172)
Cash flows used in investing activities		(126,773)	(126,942)

FINANCING
Increase in long-term debt		72,593	44,999
Issue of common shares or trust units pursuant to the dividend or distribution reinvestment plans		12,976	7,380
Cash dividends		(50,779)	-
Cash distributions		-	(45,359)
Cash flows from financing activities		34,790	7,020
Foreign exchange gain (loss) on cash held in foreign currencies		2,169	(5,945)

Net change in cash and cash equivalents		36,803	(45,630)
Cash and cash equivalents, beginning of period		145,623	99,066
Cash and cash equivalents, end of period	17	$182,426	$53,436

Supplementary information for operating activities - cash payments
Interest paid		$2,366	$2,679
Income taxes paid		$7,544	$1,924

STATEMENT OF CHANGES IN SHAREHOLDERS’ (UNITHOLDERS’) EQUITY (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Note	Shareholders’ or Unitholders’ Capital	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ or Unitholders’ Equity
Balances as at January 1, 2010		$711,667	$-	$156,332	$-	$867,999
Currency translation adjustments		-	-	-	(31,577)	(31,577)
Vesting of equity based compensation awards	11	23,149	-	-	-	23,149
Issuance of shares or units pursuant to distribution or dividend reinvestment plans		40,824	-	-	-	40,824
Modification of equity based compensation from liability to equity		-	7,159	-	-	7,159
Equity based compensation expense		-	33,567	-	-	33,567
Issued on conversion of exchangeable shares	10	249,121	-	-	-	249,121
Units issued for bonus plan		1,009	-	-	-	1,009
Net earnings		-	-	44,395	-	44,395
Distributions declared		-	-	(122,236)	-	(122,236)
Dividends declared		-	-	(67,508)	-	(67,508)
Balances as at December 31, 2010		$1,025,770	$40,726	$10,983	$(31,577)	$1,045,902

Currency translation adjustments		-	-	-	10,597	10,597
Vesting of equity based compensation awards	11	16,407	(16,407)	-	-	-
Equity based compensation expense		-	7,440	-	-	7,440
Issuance of shares pursuant to the dividend reinvestment plan		12,976	-	-	-	12,976
Shares issued for bonus plan		786	-		-	786
Net earnings		-	-	27,193	-	27,193
Dividends declared		-	-	(50,942)	-	(50,942)
Equity-settled dividends on vested equity based awards	9	4,991	-	(4,991)	-	-
Balances as at March 31, 2011		$1,060,930	$31,759	$(17,757)	$(20,980)	$1,053,952

Description of equity reserves

Shareholders’ (Unitholders’) capital

Represents the initially recognized amount for common shares or trust units issued and outstanding including share issuance costs associated with past issuances. Prior to September 1, 2010 the equity instruments issued and outstanding were trust units.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested the value of the awards is transferred to shareholders’ capital.

Retained earnings (deficit)

Represents the consolidated undistributed earnings or accumulated losses of Vermilion.

Accumulated other comprehensive income (loss)

Includes income and expenses which are not recorded immediately in earnings and are accumulated until an event triggers recognition in earnings and results in a change to both accumulated other comprehensive income (loss) and retained earnings (deficit). The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of oil and natural gas development, acquisition and production. The Company is the successor entity to Vermilion Energy Trust (the “Trust”) following a corporate conversion completed on September 1, 2010 pursuant to an arrangement under the Business Corporations Act (Alberta).

As a result of the conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd., a wholly owned subsidiary of Vermilion, received 1.89344 common shares of the Company for each exchangeable share held (see Note 10). There were no exchangeable shares outstanding subsequent to the corporate conversion.

The conversion was accounted for on a continuity of interests basis, which recognizes Vermilion as the successor entity and accordingly, all comparative information presented for the pre-conversion period is that of the Trust. All transaction costs associated with the conversion were expensed as incurred as general and administration expense.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on May 4, 2011.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for publicly accountable entities (“Canadian GAAP” or “GAAP”) (alternatively, International Financial Reporting Standards (“IFRS”)) which includes International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS.

Principles of Consolidation

Subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated. Vermilion accounts for jointly controlled operations and jointly-controlled assets by recognizing its share of assets, liabilities, income and expenses. All significant intercompany balances, transactions and income are eliminated.

Vermilion currently has no special purpose entities of which it retains control and accordingly the consolidated financial statements do not include the accounts of any such entities.

Exploration and Evaluation Assets

Vermilion accounts for exploration and evaluation (“E&E”) costs in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Costs incurred are classified as E&E costs when they relate to exploring and evaluating a property for which the Company has the licence or right to extract resources.

E&E costs related to each license or prospect area are initially capitalized within E&E assets. E&E costs capitalized may include costs of licence acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses and, if applicable, the estimated costs of retiring the assets. Any costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred.

E&E assets are not depleted pending evaluation and are carried at cost until technical feasibility and commercial viability of the area can be determined. The technical feasibility and commercial viability of extracting the reserves is considered to be determined when proven and/or probable reserves are determined to exist. If proven and/or probable reserves are identified the costs are capitalized as part of a new or existing depletion unit within petroleum and natural gas properties and equipment. If reserves are not found within the license area or the area is abandoned the E&E costs are amortized over a period no longer then five years and subject to an impairment test at least annually, as part of the group of cash generating units attributable to the jurisdiction in which the exploration area resides.

Petroleum and Natural Gas Operations

Vermilion recognizes petroleum and natural gas (“PNG”) properties and equipment at cost less accumulated depletion, depreciation and impairment losses. The cost of PNG properties and equipment as at January 1, 2010 was determined in accordance with the IFRS 1 “Deemed Cost for Oil and Gas Assets” exemption through the allocation of the pre-transition Canadian GAAP carrying value to depletion units based upon relative reserve values at that date (Note 21). Directly attributable costs incurred for the drilling of development wells and for the construction of production facilities are capitalized together with the discounted value of estimated future costs of asset retirement obligations. When components of PNG properties are replaced, disposed of or no longer in use they are derecognized.

Gains and losses on disposal of a component of PNG properties and equipment, including oil and gas interests, are determined by comparing the proceeds of disposal with the carrying amount of the component and are recognized net within depletion and depreciation.

Depletion and Depreciation

Vermilion classifies its assets into depletion units which are groups of assets or properties which are within a specific production area and have a similar production life. The depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring those reserves into production. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

For the purposes of the depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Furniture and equipment are recorded at cost and are depreciated on a declining-balance basis at rates of 10% to 50% per year.

Impairment of Long-Lived Assets

E&E assets are tested for impairment when reclassified to petroleum and natural gas properties or when indicators of impairment are identified. An impairment loss is recognized for the amount by which the exploration and evaluation assets carrying value exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation assets fair value less costs to sell and their value in use.

PNG depletion units are aggregated into groups known as cash generating units (“CGUs”) for impairment testing. A cash generating unit represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount. If an indication of impairment exists, the CGU’s recoverable amount is then estimated. A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use. If the carrying amount exceeds its recoverable amount an impairment loss is recorded to earnings in the period to reduce the carrying value of the CGU to its recoverable amount.

For assets excluding goodwill, when there has been an impairment loss recognized, each period end an assessment is performed as to whether the circumstances which led to the impairment loss have reversed. If the change in circumstances leads to the recoverable amount being higher then the net book value after recognition of an impairment that impairment loss is reversed. The reversal of the impairment loss cannot exceed the depreciated value of the asset had no impairment loss been previously recognized.

Cash and Cash Equivalents

Cash and cash equivalents include monies on deposit and guaranteed investments that have an original maturity date of not more than 90 days.

Short-Term Investments

Short-term investments are comprised of guaranteed investment certificates with an original maturity date of greater than 90 days.

Crude Oil Inventory

Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis.

Long-Term Investments

Long-term investments over which Vermilion does not have significant influence are carried at fair value. Dividends received or receivable from the investments are included in Vermilion’s earnings, with no adjustment to the carrying amount of the investment.

Goodwill

Goodwill is tested for impairment at least annually by comparing the fair value of the cash generating units to the carrying amount attributable to the goodwill. If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Provisions and Asset Retirement Obligations

Vermilion recognizes a provision or asset retirement obligation in the consolidated financial statements at the time an event gives rise to an obligation of uncertain timing or amount. The estimated present value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted and allocated to a CGU for impairment testing as part of the assigned depletion unit. The liability recorded is increased each reporting period due to the passage of time and this accretion is charged to earnings in the period. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate or changes in the original estimated undiscounted costs. The offset to the increase or decrease in the change in an estimated asset retirement obligation is recorded to property plant and equipment. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Vermilion discounts the costs related to asset retirement obligations using the pre-tax discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates and applies rates applicable to each of the jurisdictions in which it has future asset retirement costs.

A provision for onerous contracts is recognized when the expected benefits to be derived by Vermilion from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Vermilion recognizes any impairment loss on associated assets. For the periods presented in the consolidated financial statement there were no onerous contracts recognized.

Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer. For Canadian natural gas production, legal title transfer occurs at the intersection of major pipelines (referred to as the “Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the well head. In Australia, oil is sold at the Wandoo B Platform, in the Netherlands natural gas is sold at the plant gate and in France oil is sold when delivered to the pipeline or when delivered to the refinery via tanker.

Financial Instruments

Cash and cash equivalents and short-term investments are classified as held for trading and are measured at fair value. A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost. The carrying value approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends or distributions payable, long-term debt and amount due pursuant to acquisition, have been classified as other financial liabilities and are initially recognized at fair value and are subsequently measured at amortized cost. Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative, debt and equity security investments not subject to consolidation have been classified as held for trading and are measured at fair value. Accordingly, gains and losses are reflected in earnings in the period in which they arise. Gains and losses associated with Vermilion’s investments in debt and equity securities are included in other expense in the consolidated statements of net earnings.

Equity Based Compensation

Vermilion has equity based long-term compensation plans for directors, officers and employees of Vermilion and its subsidiaries. The expense recognized for equity based compensation awards is measured as the grant date fair value of the award adjusted for the ultimate number of awards that actually vest as determined by the Company’s achievement of a number of performance conditions. Equity based compensation expense is recognized in earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus. Prior to September 1, 2010 Vermilion’s equity based compensation plans were accounted for as liabilities (see Note 11).

Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders’ capital. Vermilion has incorporated an estimated forfeiture rate based on historical vesting data.

Per Share or Unit Amounts

Net earnings per share or unit are calculated using the weighted-average number of shares or units outstanding during the period. Diluted net earnings per share are calculated using the treasury stock method to determine the dilutive effect of equity based compensation plans. The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares or units at the average market price during the period. Equity based compensation awards outstanding are included in the calculation of diluted net earnings per share or unit based on estimated performance factors.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars which is Vermilion’s reporting currency. Several of Vermilion’s subsidiaries transact in currencies other than the Canadian dollar and accordingly have functional currencies other than the Canadian Dollar. The functional currency of a subsidiary is the currency of the primary economic environment in which the subsidiary operates. Transactions denominated in a currency other than the functional currency are translated at the prevailing rates on the date of the transaction. Any monetary items held in a currency which is not the functional currency of the subsidiary are translated to the functional currency at the prevailing rate as at the date of the balance sheet. All exchange differences arising as a result of the translation to the functional currency of the subsidiary are recorded in net earnings.

Translation of all assets and liabilities from the respective functional currencies to the reporting currency are performed using the rates prevailing at the balance sheet date. The differences arising upon translation from the functional currency to the reporting currency are recorded as currency translation adjustments in other comprehensive income and are held within accumulated other comprehensive income until a disposal or partial disposal of a subsidiary. A disposal or partial disposal will then give rise to a realized foreign exchange (gain) loss which is recorded in net earnings.

Within the consolidated group there are outstanding intercompany loans which in substance represent an investment in certain subsidiaries. When these loans are identified as being a part of the net investment in the foreign subsidiary, any exchange difference arising on those loans are recorded to currency translation adjustments within other comprehensive income until a disposal or partial disposal of the subsidiary.

Taxation

Deferred taxes are calculated using the liability method whereby income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated balance sheets of Vermilion and the respective tax bases using substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on deferred tax liabilities and assets is recognized in income in the period in which the related legislation is substantively enacted.

Vermilion currently incurs cash income taxes in France, the Netherlands and Australia based on the tax legislation of each respective country.

Liability Associated with Exchangeable Shares

Outstanding exchangeable shares were recorded as a liability until exchanged for trust units. The liability was measured at the redemption value of the instruments and remeasured at each reporting date with the gain or loss associated with the remeasurement recorded within earnings. When the exchangeable shares were converted into trust units, the conversions were recorded as an extinguishment of the liability and accordingly the remeasured amount at the date of conversion was then reclassified to equity.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Borrowing costs are capitalized by applying interest rates attributable to the project being financed and includes both general and specific borrowings. Interests rates applied from general borrowings are computed using the weighted the average borrowing rate for the period.

Measurement Uncertainty

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the periods presented.

Key areas where management has made complex or subjective judgements include asset retirement obligations, assessment of impairments and deferred taxes. Actual results could differ from these and other estimates.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities, the discount rate applied and the timing of expenditures impact Vermilion’s measurement of the obligation. Changes related to any of these assumptions, including the discount rate, could have a material impact on the financial position and net earnings of Vermilion.

Assessment of Impairments

Goodwill impairment tests involve estimates of Vermilion’s recoverable amount of cash generating units on an annual basis or when events are identified which may be indicators of impairment. If the recoverable amount is less than the carrying value, an impairment loss would be recognized. The recoverable amount of the associated cash generating units is based on external market value, reserve estimates and the related future cash flows which are subject to measurement uncertainty.

Impairment tests of Petroleum and Natural gas properties and equipment are performed at the level of the cash generating unit when an indicator of impairment is identified. The calculation of the recoverable amount of the assets are based on market factors as well as estimates of petroleum and natural gas reserves and future costs required to develop those reserves. Vermilion’s reserves estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Deferred Taxes

Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements adopted

March 31, 2011 is Vermilion’s first reporting period under IFRS. Accounting standards effective for periods ending on December 31, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

As of January 1, 2013, Vermilion will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Vermilion's consolidated financial statements.

4. CAPITAL ASSETS

	Petroleum and Natural Gas Properties and Equipment	Furniture and Equipment	Total

Balance at January 1, 2010	$1,604,615	$5,952	$1,610,567
Additions	400,182	13,911	414,093
Borrowing costs capitalized	8,772	-	8,772
Changes in estimate for asset retirement obligations	43,621	-	43,621
Depletion and depreciation	(180,350)	(2,343)	(182,693)
Effect of movements in exchange rates	(77,526)	(390)	(77,916)
Balance at December 31, 2010	1,799,314	17,130	1,816,444
Additions	154,503	632	155,135
Borrowing costs capitalized	2,267	-	2,267
Changes in estimate for asset retirement obligations	(9,481)	-	(9,481)
Depletion and depreciation	(48,902)	(1,898)	(50,800)
Effect of movements in exchange rates	27,071	79	27,150
Balance at March 31, 2011	$1,924,772	$15,943	$1,940,715

Cost	1,604,615	15,150	1,619,765
Accumulated depletion and depreciation	-	(9,198)	(9,198)
Net book value as at January 1, 2010	$1,604,615	$5,952	$1,610,567

Cost	1,981,855	27,986	2,009,841
Accumulated depletion and depreciation	(182,541)	(10,856)	(193,397)
Net book value as at December 31, 2010	$1,799,314	$17,130	$1,816,444

Cost	2,156,290	29,043	2,185,333
Accumulated depletion and depreciation	(231,518)	(13,100)	(244,618)
Net book value as at March 31, 2011	$1,924,772	$15,943	$1,940,715

Depletion and depreciation rates
Petroleum and natural gas properties and equipment (unit of production method)
Furniture and equipment (declining balance at rates of 10% to 50%)

During the three months ended March 31, 2011, Vermilion capitalized $0.9 million (for the year ended 2010 - $1.3 million) of overhead costs directly attributable to PNG activities.

Vermilion performed an assessment as to whether any cash generating units had indicators of impairment. Based on the calculations and analysis performed, the estimated fair value less cost to sell or the value in use calculated using a discount rate of 8% exceeded the carrying values of Vermilion’s petroleum and natural gas properties and equipment at March 31, 2011 and December 31, 2010 and therefore, the carrying values are not impaired.

The benchmark prices used in the December 31, 2010 calculations are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia	Ireland
2011	$49.36	$81.01	$61.21	$90.31	$-
2012	$52.72	$81.21	$58.36	$90.05	$-
2013	$55.48	$81.89	$56.92	$90.31	$57.13
2014	$58.52	$85.39	$58.21	$92.35	$58.36
2015	$60.86	$88.21	$60.25	$95.58	$60.32
2016	$62.77	$90.34	$61.78	$98.01	$61.79
2017	$64.85	$92.73	$63.52	$100.78	$63.47
2018	$66.85	$94.95	$65.11	$103.31	$65.00
2019	$69.28	$97.36	$66.86	$106.07	$66.68
2020	$71.55	$99.28	$68.22	$108.23	$67.99
Average increase thereafter	2.0%	2.0%	2.0%	2.0%	2.0%

5. INTANGIBLE ASSETS

Exploration and Evaluation Assets
Balance at January 1, 2010	$-
Additions	18,537
Depletion and depreciation	(927)
Effect of movements in exchange rates	(453)
Balance at December 31, 2010	$17,157
Additions	1,570
Depletion and depreciation	(914)
Effect of movements in exchange rates	611
Balance at March 31, 2011	$18,424

Cost	18,060
Accumulated depletion and depreciation	(903)
Net book value as at December 31, 2010	$17,157

Cost	20,292
Accumulated depletion and depreciation	(1,868)
Net book value as at March 31, 2011	$18,424

Goodwill
Balance at January 1, 2010	$19,840
Goodwill impairment	(19,840)
Balance at December 31, 2010	$-

Goodwill

The goodwill as at January 1, 2010 resulting from a previous business combination was written off during the year ended December 31, 2010 as a result of declines in Canadian natural gas prices.

Exploration and Evaluation Assets

Exploration and evaluation assets are held at cost less accumulated depletion and impairment losses. Depletion is only recognized if the costs are attributable to a project which was determined to not contain economic reserves. When depleted the useful life used is between one to five years and is assessed based upon the prospect or area and is recognized within depletion and depreciation expense of the statement of comprehensive income.

6. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim Vermilion’s net interest in all wells and facilities. Vermilion has estimated the net present value of its asset retirement obligations to be $267.4 million as at March 31, 2011 (December 31, 2010 - $267.4 million) based on a total undiscounted future liability after inflation adjustment of $976.9 million (December 31, 2010 - $967.5 million). These payments are expected to be made over the next 46 years with the majority of the costs being incurred between 2011 and 2041. Vermilion calculated the present value of the obligations using discount rates between 7.6% and 9.4% (2010 - between 7.4% and 9.4%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. Inflation rates used in determining the cash flow estimates were between 1.4% and 2.6% for the periods ended March 31, 2011 and December 31, 2010.

The following table reconciles the change in Vermilion’s asset retirement obligations:

Asset Retirement Obligations
Balance at January 1, 2010	$224,005
Additional obligations recognized	851
Changes in estimates for existing obligations	39,352
Obligations settled	(6,861)
Accretion	17,903
Changes in discount rates	3,418
Movements in exchange rates	(11,279)
Balance at December 31, 2010	$267,389
Additional obligations recognized	2,138
Changes in estimates for existing obligations	(2,135)
Obligations settled	(1,631)
Accretion	6,315
Changes in discount rates	(9,484)
Movements in exchange rates	4,768
Balance at March 31, 2011	$267,360

At least once annually, Vermilion reviews its estimates of the expected costs to reclaim the net interest in its wells and facilities. Accordingly, Vermilion adjusted its asset retirement obligations to reflect these revised estimates and the resulting change is categorized as changes in estimates for existing obligations in the table above. The changes in estimates for the year ended December 31, 2010 related primarily to the Netherlands operations and resulted from the availability of better data associated with the abandonment obligations.

Vermilion had previously established a reclamation fund to provide for the ultimate payout of the environmental and site restoration costs on its asset base. After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations and in July 2010, the reclamation fund assets were liquidated.

7. AMOUNT DUE PURSUANT TO ACQUISITION

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. Pursuant to the terms of the acquisition agreement, Vermilion will make an additional future payment to the vendor of US $135 million based on the current estimate as to when first commercial gas will be achieved. To reflect the future payment due to the vendor, Vermilion has recognized a non-current liability which was determined by discounting the expected future payment of US $135 million. The discount rate used to present value this obligation was 8%, which is Vermilion’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets.

8. LONG-TERM DEBT

Revolving Credit Facility

As at March 31, 2011, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $635 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

The amount available to Vermilion under these facilities is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at March 31, 2011.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

	March 31, 2011	December 31, 2010	January 1, 2010
Revolving credit facility	$155,369	$302,558	$159,723
Senior unsecured notes	$220,684	$-	$-
Total long-term debt	$376,053	$302,558	$159,723

9. SHAREHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

As a result of the conversion from an income trust to a corporation on September 1, 2010, (see Note 1), all of the outstanding units of the Trust were exchanged on a one-for-one basis for common shares of Vermilion. Exchangeable shares of Vermilion Resources Ltd., a wholly owned subsidiary of Vermilion, were converted to common shares of Vermilion at the prevailing exchange ratio of 1.89344.

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Unitholders’ Capital	Number of Units	Amount
Balance as at January 1, 2010	79,523,028	$711,667
Distribution reinvestment plan	718,424	23,185
Issued on conversion of exchangeable shares (Note 10)	4,547	135
Vesting of equity based compensation awards	668,986	23,149
Trust units issued for bonus plan	28,624	1,009
Trust units exchanged pursuant to corporate conversion	(80,943,609)	(759,145)
Balance as at August 31, 2010	-	$-

Shareholders’ Capital	Number of Shares	Amount
Balance as at August 31, 2010	-	$-
Issuance of common shares for trust units pursuant to corporate conversion	80,943,609	759,145
Issuance of common shares for exchangeable shares pursuant to corporate conversion (Note 10)	7,586,546	248,986
Dividend reinvestment plan	468,087	17,639
Balance as at December 31, 2010	88,998,242	$1,025,770
Vesting of equity based compensation awards	449,952	16,407
Share settled dividends on vested equity based awards	102,625	4,991
Dividend reinvestment plan	289,719	12,976
Shares issued for bonus plan	15,851	786
Balance as at March 31, 2011	89,856,389	$1,060,930

Dividends and Distributions

Cash dividends declared to shareholders for the three months ended March 31, 2011 were $50.9 million (three months ended March 31, 2010 - $45.5 million) or $0.19 per share (three months ended March 31, 2010 - $0.19 per share or unit). Dividends are determined by the Board of Directors and are paid monthly. Vermilion has a dividend reinvestment plan which allows eligible holders of common shares to purchase additional common shares at a 5% discount to market by reinvesting their cash dividends. Subsequent to the end of the period and prior to the financial statements being authorized for issue on May 4, 2011, Vermilion declared dividends of $17.1 million or $0.19 per share.

Prior to Corporate Conversion

Prior to the corporate conversion which occurred on September 1, 2010, Vermilion’s outstanding equity instruments consisted of publically traded trust units. Pursuant to applicable legislation, those trust units included a redemption feature which required Vermilion to assess the appropriate presentation of those units under IFRS.

In general, IFRS requires that financial instruments which include a redemption feature making the instruments puttable be presented as a liability rather than as equity. However, an exception to that requirement is available if the financial instrument meets certain criteria. Vermilion determined that its trust units met the requirements for this exception and accordingly the trust units are presented as equity for the periods prior to the corporate conversion.

The trust units were redeemable at the option of the trust unit holders. The redemption price was calculated as the lower of the closing price on the day the units were tendered for redemption and 90% of the market price of the units for the ten days after redemption. The Trust had no redemptions for the period for which the trust units were outstanding.

Subsequent to Corporate Conversion

On September 1, 2010 Vermilion issued common shares in exchange for the outstanding trust units and exchangeable shares (Note 10). The conversion of the trust units was accounted for as an exchange of equity instruments at carrying value. The exchange of exchangeable shares for common shares was accounted for an extinguishment of the exchangeable share liability at the redemption value measured on the date of the exchange (see Note 10).

10. LIABILITY ASSOCIATED WITH EXCHANGEABLE SHARES

Since 2003 and up to and including September 1, 2010 Vermilion had a number of exchangeable shares outstanding. These shares did not meet the definition of an equity instrument in accordance with IAS 32 “Financial Instruments: Presentation” and accordingly, were classified as financial liabilities. The exchangeable shares were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings respectively. All dividends attributable to exchangeable share holders were recorded within remeasurement loss on exchangeable share liability in the reporting period for which the dividends were declared.

As a result of the corporate conversion (see Note 1), Vermilion issued 7,586,546 common shares in exchange for all remaining 4,006,753 exchangeable shares based on an exchange ratio of 1.89344. There were no exchangeable shares outstanding following the conversion.

The following table summarizes the changes in the liability associated with exchangeable shares:

Liability Associated with Exchangeable Shares	Number of Exchangeable Shares	Amount
Balance as at January 1, 2010	4,009,253	$217,992
Exchanged for trust units	(2,500)	(135)
Remeasurement loss on liability associated with exchangeable shares	-	31,129
Extinguishment of exchangeable share liability pursuant to corporate conversion	(4,006,753)	(248,986)
Balance as at December 31, 2010	-	$-

11. EQUITY BASED COMPENSATION PLANS

Trust Unit Award Incentive Plan

Prior to corporate conversion on September 1, 2010 Vermilion established and issued unvested trust units under the Trust Unit Award Incentive Plan (the “TAP Plan”). The plan which was established in 2005, allowed for the issuance of unvested trust units of the Trust to directors, officers and employees of the Trust and its Affiliates.

Upon vesting, the grantee received unrestricted trust units of the Trust, adjusted for cumulative dividends during the vesting period. The number of trust units issued upon vesting was dependent upon the performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of awards originally granted. Original awards to new employees vest in equal tranches over three years and subsequent grants vest after three years.

As the award holders were entitled to receive trust units which under IFRS were considered puttable financial instruments, the awards were classified as liability based awards. The fair value of awards was estimated at each reporting period using a Monte Carlo simulation and the fair market value of the trust units as at the reporting date. Volatility was determined using historical market data for Vermilion and its peers. The resulting remeasurements of the liability were recorded as equity based compensation expense.

Vermilion Incentive Plan

The Vermilion Incentive Plan (the “VIP Plan”), replaced the TAP Plan pursuant to the corporate conversion on September 1, 2010. At that date, all TAP Plan awards were exchanged on a one-for-one basis for VIP Plan awards. At vesting, the ultimate number of unrestricted shares received by the grantee is adjusted for the cumulative dividends which notionally accrue to the awards during the vesting period and the resulting total is multiplied by a performance factor which ranges from zero to two times the number of awards originally granted.

The performance factor is determined by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to, shareholder return, capital efficiency metrics, production and reserves growth as well as safety performance. The total expense recognized over the vesting period for a VIP Plan award is based on the fair value of the unvested share at the date of grant adjusted for the performance factor ultimately achieved.

As a result of the corporate conversion, Vermilion’s equity based compensation plan awards are now settled in non-redeemable common shares resulting in equity plan accounting under IFRS. Accordingly, at the date of conversion, the fair value of the vested portion of outstanding awards was reclassified from liability to contributed surplus.

The following table summarizes the number of awards outstanding under the TAP Plan and the VIP Plan. The table does not reflect the exchange of TAP plan awards for VIP plan awards as the exchange was completed on a one-for-one basis.

Number of Awards	2011	2010
Opening balance	1,683,776	1,417,314
Granted	553	845,199
Vested	(345,830)	(447,714)
Forfeited	(15,303)	(131,023)
Closing balance	1,323,196	1,683,776

Equity based compensation expense of $7.4 million was recorded during the period ended March 31, 2011 (2010 - $11.3 million) related to the VIP Plan and TAP Plan awards.

12. PER SHARE OR UNIT AMOUNTS

Basic and diluted net earnings (loss) per share or unit have been determined based on the following:

	Three Months Ended
	March 31, 2011	March 31, 2010
Net earnings (loss) for diluted net earnings (loss) per share or unit calculation	$27,193	$(8,183)
Basic weighted average shares or units outstanding	89,224,446	79,710,068
Dilutive impact of unit rights incentive and equity based or trust unit award plans	1,289,322	-
Diluted weighted average shares or units outstanding	90,513,768	79,710,068

Basic net earnings (loss) per share or unit has been calculated based on net earnings (loss) divided by the basic weighted average shares or units outstanding. For the three months ended March 31, 2010 the exchangeable shares were anti-dilutive and accordingly they were excluded from the number of units outstanding for the calculation of diluted loss per share. The equity based compensation awards were only dilutive in the current period therefore were only included in the calculations of diluted net earnings per share in that period.

13. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production. Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes Vermilion’s outstanding financial derivative positions as at March 31, 2011.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
January 2011 to June 2011	US $1.00/bbl	2,400	$ 75.00 - $ 97.85
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
January 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $113.40
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $115.50
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $130.75
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.55
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.05
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl[1]	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl[1]	600	$ 65.00 - $ 85.00
Put - BRENT
January 2012 to December 2012	US $4.46/bbl	600	$ 83.00
January 2012 to December 2012	US $4.90/bbl	600	$ 83.00
January 2012 to December 2012	US $4.49/bbl	600	$ 83.00
January 2012 to December 2012	US $4.39/bbl	600	$ 83.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07
[1] The funded amounts for these instruments were paid in a prior period.

The following table reconciles the change in the fair value of Vermilion’s derivative contracts:

	March 31, 2011	December 31, 2010
Fair value of contracts, beginning of period	$(9,109)	$5,006
Reversal of opening unrealized loss (gain) on contracts settled during the period	2,367	(2,070)
Realized (loss) gain on contracts settled during the period	(3,955)	7,196
Unrealized (loss) during the period on contracts outstanding at the end of the period	(49,330)	(12,045)
Net payment to (receipt from) counterparties on contract settlements during the period	3,955	(7,196)
Fair value of contracts, end of period	(56,072)	(9,109)
Comprised of:
Current derivative asset	10,552	10,249
Current derivative liability	(54,662)	(12,143)
Non-current derivative asset	-	942
Non-current derivative liability	(11,962)	(8,157)
Fair value of contracts, end of period	$(56,072)	$(9,109)

The loss (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended
	March 31, 2011	March 31, 2010
Realized loss on contracts settled during the period	$3,955	$247
Reversal of opening unrealized (loss) on contracts settled during the period	(2,367)	(53)
Unrealized loss (gain) during the period on contracts outstanding at the end of the period	49,330	(4,280)
Loss (gain) on derivative instruments	$50,918	$(4,086)

14. CASH FLOW INFORMATION

The following details the changes in non-cash working capital:

	Three Months Ended
	March 31, 2011	March 31, 2010
Accounts receivable	$(22,225)	$(5,830)
Crude oil inventory	(2,664)	(215)
Prepaid expenses and other	2,922	1,856
Accounts payable and accrued liabilities and income taxes payable	81,209	(911)
Movements in exchange rates	(3,459)	2,270
Changes in non-cash working capital	$55,783	$(2,830)
Changes in non-cash operating working capital	$26,463	$3,342
Changes in non-cash investing working capital	29,320	(6,172)
Changes in non-cash working capital	$55,783	$(2,830)

15. SEGMENTED INFORMATION

Vermilion has operations principally in Canada, France, the Netherlands, Australia and Ireland. Vermilion’s entire operating activities are related to exploration, development and production of petroleum and natural gas. As each of the operating activities is undertaken in each of the countries in which Vermilion’s operates the following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates. The segregation by country is consistent with how the financial performance of the business is measured internally by Vermilion’s chief operating decision maker.

All amounts below include transactions between segments which are recorded at fair value at the date of recognition.

For the period ended March 31, 2011
	Canada	France	Netherlands	Australia	Ireland	Total
Total Assets	$1,170,767	$532,978	$119,725	$267,344	$437,904	$2,528,718
Capital expenditures	$82,037	$18,430	$5,538	$2,426	$9,983	$118,414
Oil and gas sales to external customers	$54,499	$77,874	$23,165	$74,202	$-	$229,740
Royalties	(8,675)	(4,532)	-	-	-	(13,207)
Revenue from external customers	45,824	73,342	23,165	74,202	-	216,533
Realized (loss) on derivative instruments	(311)	(1,528)	-	(2,116)	-	(3,955)
Transportation	(1,515)	(2,371)	-	-	(2,198)	(6,084)
Operating expense	(12,582)	(9,724)	(4,401)	(11,141)	-	(37,848)
Operating income (loss)	$31,416	$59,719	$18,764	$60,945	$(2,198)	$168,646

Reconciliation of operating income to net earnings
Equity based compensation						$(8,226)
Unrealized (loss) on derivative instruments						(46,963)
Interest expense						(5,374)
General and administration						(12,107)
Foreign exchange gain						13,284
Other expense						(352)
Accretion						(6,315)
Depletion and depreciation						(51,714)
Earnings before income taxes						50,879
Income taxes						(23,686)
Net earnings						$27,193

	Canada	France	Netherlands	Australia	Ireland	Total
Current income taxes	$329	$15,982	$2,757	$30,531	$-	$49,599

Three months ended March 31, 2010
	Canada	France	Netherlands	Australia	Ireland	Total
Total Assets	$892,771	$513,199	$99,466	$214,438	$350,020	$2,069,894
Capital expenditures	$86,735	$11,984	$3,409	$1,895	$15,873	$119,896
Oil and gas sales to external customers	$47,929	$56,269	$12,302	$53,081	$-	$169,581
Royalties	(9,367)	(3,780)	-	-	-	(13,147)
Revenue from external customers	38,562	52,489	12,302	53,081	-	156,434
Realized (loss) on derivative instruments	(197)	(50)	-	-	-	(247)
Transportation	(1,541)	(2,743)	-	-	(2,665)	(6,949)
Operating expense	(9,822)	(10,855)	(4,266)	(11,392)	-	(36,335)
Operating income (loss)	$27,002	$38,841	$8,036	$41,689	$(2,665)	$112,903

Reconciliation of operating income to net earnings
Unit based compensation						$(12,273)
Unrealized gain on derivative instruments						4,333
Interest expense						(3,033)
General and administration						(10,153)
Foreign exchange loss						(22,328)
Other (expense)						(1,534)
Accretion						(4,519)
Depletion and depreciation						(39,214)
Earnings before income taxes and other item						24,182
Income taxes						(13,992)
Remeasurement loss on liability associated with exchangeable shares						(18,373)
Net loss						$(8,183)

	Canada	France	Netherlands	Australia	Ireland	Total
Current income taxes	$173	$4,532	$1,221	$18,997	$-	$24,923

Vermilion has two major customers which account for sales of $53.8 million and $23.1 million (2010 - $37.1 million and $12.3 million) respectively and are included in the above results within the France and Netherlands segments.

16. COMMITMENTS

Vermilion had the following future commitments associated with its operating leases as at March 31, 2011:

	2011	2012	2013	2014	2015	Thereafter	Total
Payments by period	$4,398	$6,845	$6,845	$6,845	$6,845	$45,521	$77,299

In addition, Vermilion has various other commitments associated with its business operations, none of which, in management’s view, are significant in relation to Vermilion’s financial position.

17. COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at March 31, 2011 and December 31, 2010 was comprised solely of monies on deposit with banks.

18. CAPITAL DISCLOSURES

In managing capital, Vermilion reviews whether fund flows from operations, (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled) is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures. To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

As a part of the management of capital which Vermilion defines as net debt and shareholders’ capital, Vermilion monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to fund flows from operations).

Vermilion typically strives to maintain a ratio of net debt to fund flows from operations near 1.0. In a commodity price environment where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher. At times, Vermilion will use its balance sheet to finance acquisitions and, in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Three Months Ended
	March 31, 2011	March 31, 2010
Long-term debt	$376,053	$205,277
Current liabilities	464,825	220,425
Current assets	(399,560)	(221,360)
Net debt [1]	$441,318	$204,342
Cash flows from operating activities	$126,617	$80,237
Changes in non-cash operating working capital	(26,463)	(3,342)
Asset retirement obligations settled	1,631	-
Fund flows from operations [2]	$101,785	$76,895
Annualized fund flows from operation [2]	$407,140	$307,580
Ratio of net debt to fund flows from operations ([1] ÷ [2])	1.1	0.7

For the periods presented here, the ratio of net debt to fund flows from operations was 1.1 and 0.7, respectively. The increase in the figure year over year reflects lower debt levels at March 31, 2010 resulting from the 2009 sale of Verenex Energy Inc. and the equity offering which closed in the fourth quarter of 2009.

In relation to its long-term debt, Vermilion is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, accretion and other certain non-cash items). During the periods covered by these consolidated financial statements, Vermilion continued to comply with this externally imposed capital requirement.

19. FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at March 31, 2011 and December 31, 2010:

Classification of Financial Instruments

Class of Financial Instruments	Location on Consolidated Balance Sheet	Accounting Designation	Related Income or Expense Account on Statement of Earnings	As at March 31, 2011		As at December 31, 2010		Fair Value Measurement Hierarchy
				Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$182,426	$182,426	$145,623	$145,623	Level 1
Short-term investments	Short-term investments	HFT-A	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$14,520	$14,520	$15,132	$15,132	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain). Impairments are recognized as general and administration expense	$169,554	$169,554	$147,329	$147,329	Not applicable
Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$10,552	$10,552	$11,191	$11,191	Level 2
Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$(66,624)	$(66,624)	$(20,300)	$(20,300)	Level 2
Portfolio investments	Long-term investments	HFT-A	Other income or expense	$2,717	$2,717	$3,108	$3,108	Level 1
Payables	Accounts payable and accrued liabilities. Dividends or distributions payable	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$(308,546)	$(308,546)	$(269,229)	$(269,229)	Not applicable
Long-term debt	Long-term debt	OTH	Interest	$(376,053)	$(385,432)	$(302,558)	$(302,558)	Level 1
Long-term debt	Amount due pursuant to acquisition	OTH	None	$(113,951)	$(113,951)	$(114,349)	$(114,349)	Not applicable

Accounting designations used in the above table:

HFT-A – Designated by Vermilion as “Held for trading” upon initial recognition. Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings. The designation as held for trading for these instruments is appropriate as this is consistent with Vermilion’s risk management policies and investment strategies.

HFT-B – Classified as “Held for trading” in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement”. As with HFT-A instruments, these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method. Foreign exchange gains and losses are recognized in net earnings.

Level 1 – Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 – Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Fair values for derivative assets and derivative liabilities are determined using option pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk. Fair values for portfolio investments are determined by reference to published price quotations in active markets. The carrying value of receivables and payables approximate their fair value due to their short maturities. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest. The amount due pursuant to acquisition was determined by calculating the expected value of the future payment due to the vendor based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount. The discount rate which would be used to present value this obligation as at March 31, 2011 would not differ significantly from the discount rate originally used. The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and it may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Company by financial institutions is also subject to credit risk related to the credit profile of those institutions.

Currency risk:

Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables and derivative assets and liabilities. The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Commodity price risk:

Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:

At March 31, 2011, Vermilion held portfolio investments in equity securities with a fair value of $2.7 million (December 31, 2010 - $3.1 million). The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:

Vermilion’s debt is comprised of short-term bankers acceptances that bear interest at market rates and senior unsecured notes with a fixed interest rate. Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The nature of these risks and Vermilion’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at March 31, 2011 Vermilion’s maximum exposure to receivable credit risk was $180.1 million (December 31, 2010 - $158.5 million) which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, Vermilion has satisfactorily reviewed the counterparty for creditworthiness.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities as at March 31, 2011 and December 31, 2010:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
March 31, 2011	80,417	217,329	10,890	512,293
December 31, 2010	89,063	163,110	17,823	438,371

Vermilion’s derivative financial liabilities settle on a monthly basis.

Market risk:

Vermilion is exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions. The following table summarizes what the impact on net earnings before tax would be for the three month period ended March 31, 2011 and 2010 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Three months ended March 31, 2011:

Risk	Description of change in risk variable	Before tax effect on comprehensive income increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2011	$(4,175)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2011	$4,175
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2011	$3,823
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2011	$(3,823)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2011	$568
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2011	$(568)
Commodity price risk	Increase in relevant oil reference price at March 31, 2011 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(18,255)
	Decrease in relevant oil reference price at March 31, 2011 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$17,231

Three months ended March 31, 2010:

Risk	Description of change in risk variable	Before tax effect on comprehensive income increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2010	$(1,215)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2010	$1,215
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2010	$(394)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2010	$394
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2010	$(532)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2010	$532
Commodity price risk	Increase in relevant oil reference price at March 31, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$1,444
	Decrease in relevant oil reference price at March 31, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(2,022)

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on comprehensive income for the periods ended March 31, 2011 or 2010.

20. TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, Vermilion prepared its financial statements in accordance with generally accepted accounting principles as issued by the Canadian Accounting Standards Board (“Previous GAAP”). The consolidated financial statements for the interim period March 31, 2011, are the first financial statements presented under IFRS. IFRS 1 “First-time Adoption of International Financial Reporting Standards” requires an entity to issue an explicit and unreserved statement of compliance with its first annual financial statements prepared under IFRS. Vermilion will issue a statement of compliance in its 2011 annual financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which Vermilion began applying IFRS was January 1, 2010 (the “transition date”). IFRS 1 requires that a first time adopter use the same accounting policies in its opening IFRS balance sheet and for all subsequent periods presented in its first IFRS financial statements. The adoption of IFRS includes full retrospective application of all IFRS standards which are effective at the end of its first IFRS reporting period, which for Vermilion will be December 31, 2011. In order to facilitate an effective adoption of IFRS there are a number of discretionary exemptions as well as mandatory exceptions from retrospective application of a number of IFRS standards.

Exceptions to restatement under IFRS 1

Vermilion is subject to the following mandatory exceptions to restatement under IFRS.

1) Estimates

The estimates made under Previous GAAP are required to be applied to the balances in accordance with IFRS unless there is evidence that the estimates were in error or to reflect any adjustments made to accounting policies to comply with IFRS. The only significant change in estimate as at the date of transition related to the calculation of the present value of Vermilion’s asset retirement obligations due to differing requirements between Previous GAAP and IFRS.

2) Derecognition of financial instruments

A first-time adopter shall apply the requirements within IAS 39 “Financial Instruments” prospectively from the transition date unless it chooses to apply the derecognition guidance retrospectively from a date of its election. Vermilion has elected to apply derecognition of financial instruments prospectively from January 1, 2010, the date of transition. Based on the election there were no significant adjustments required as a result of derecognition.

3) Non-controlling interests

At the date of transition IFRS, prescribes that certain requirements of IAS 27 “Consolidated and Separate Financial Statements” be applied prospectively. As Vermilion had no outstanding instruments which were accounted for as a non-controlling interest there was no impact of this exception under IFRS.

Exemptions from restatement

1) Business Combinations

A first-time adopter may elect not to apply IFRS 3 “Business Combinations” retrospectively to past business combinations. Vermilion is electing not to apply IFRS 3 retrospectively to business combinations that occurred prior to January 1, 2010, its date of transition. The exemption for past business combinations also applies to past acquisitions of investments in associates and of interests in joint ventures. Furthermore, the date selected for transition applies equally for all such acquisitions. As such, Vermilion is electing not to apply IFRS 3 to past investments in associates and joint ventures prior to January 1, 2010, its date of transition.

2) Foreign currency translation

A first-time adopter may elect to not retrospectively apply IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Under this exemption the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition, and any resulting gains or losses on a subsequent disposal of a foreign operation will then exclude translation differences that arose before the date of transition to IFRS and include only translation differences arising subsequent to the transition date.

Vermilion has elected to utilize the exemption pertaining to the cumulative translation differences and as a result there is a nil balance in cumulative translation adjustments upon the date of transition to IFRS.

3) Oil & gas deemed cost exemption

Under Previous GAAP, exploration and development costs for oil and gas properties in the development or production phases are accounted for in cost centres that include all properties in a country. A first-time adopter using full cost accounting may elect to measure oil and gas assets at the date of transition to IFRS on the following basis:

a) Exploration and evaluation assets at the amount determined under the entity's previous GAAP; and

b) Assets in the development or production phases at the amount determined for the cost centre under the entity's previous GAAP. The entity shall allocate this amount to the cost centre's underlying assets pro rata using reserve volumes or reserve values as of that date.

In addition, the entity shall test exploration and evaluation assets and assets in the development and production phases for impairment at the date of transition to IFRS in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources” or IAS 36 “Impairment of Assets” respectively and, if necessary, reduce the amount determined in accordance with (a) or (b) above. Oil and Gas assets comprise only those assets used in the exploration, evaluation, development or production of oil and gas.

Vermilion elected to measure oil and gas assets using the exception permitted by IFRS 1 and therefore allocated the development and production phase assets based on reserve values as at January 1, 2010, its date of transition. There was no identified impacts as at the date of transition.

4) Asset retirement obligations

A first-time adopter that utilizes the Oil and Gas exemption above shall measure asset retirement obligations as at the date of transition to IFRS in accordance with IAS 37 ”Provisions, Contingent Liabilities and Contingent Assets”. Any difference between the remeasured amount in accordance with IFRS and the carrying amount of those liabilities at the date of transition to IFRS determined under the entity's previous GAAP is recognized directly in retained earnings. The impact of the remeasurement of asset retirement obligations is disclosed in Note 21 (f).

5) Borrowing costs

A first-time adopter may apply the transitional provisions set out in IAS 23 “Borrowing Costs”, as revised in 2007. IAS 23 “Borrowing Costs” transitional provisions should be interpreted to be January 1, 2009 or the date of transition to IFRS, whichever is later. Vermilion elected to apply the transitional provisions set out in IAS 23 and elected January 1, 2010, its date of transition, to be its date of application of IAS 23. There was no impact pursuant to the application of this exemption.

6) Share-based payment transactions

A first-time adopter is encouraged, but not required, to apply IFRS 2 “Share-based Payments” to liability instruments that were granted after November 7, 2002 and vested or settled at the later of the date of transition to IFRS and January 1, 2005. Vermilion elected to apply IFRS 2 as at January 1, 2010, its date of transition and applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at that date.

EFFECT OF TRANSITION ON BALANCE SHEET

	PREVIOUS GAAP			IFRS	PREVIOUS GAAP		IFRS
	As At March 31, 2010		Effect of Transition to IFRS	As At March 31, 2010	As At December 31, 2010	Effect of Transition to IFRS	As At December 31, 2010
ASSETS
Current
Cash and cash equivalents		$53,436	$-	$53,436	$145,623	$-	$145,623
Short term investments		15,815	-	15,815	15,132	-	15,132
Accounts receivable		122,881	-	122,881	147,329	-	147,329
Crude oil inventory		5,450	-	5,450	10,707	-	10,707
Derivative instruments		13,657	-	13,657	10,249	-	10,249
Prepaid expenses and other		10,121	-	10,121	11,157	-	11,157
Deferred taxes	a	-	-	-	2,902	(2,902)	-
		221,360	-	221,360	343,099	(2,902)	340,197
Derivative instruments		6,381	-	6,381	942	-	942
Deferred taxes	a	125,862	2,819	128,681	151,477	(3,528)	147,949
Long-term investments		3,611	-	3,611	3,108	-	3,108
Goodwill	j	19,840	-	19,840	51,589	(51,589)	-
Reclamation fund		65,977	-	65,977	-	-	-
E&E Assets		-	-	-	-	17,157	17,157
Capital assets	b,c	1,681,204	(57,160)	1,624,044	2,031,501	(215,057)	1,816,444
		$2,124,235	$(54,341)	$2,069,894	$2,581,716	$(255,919)	$2,325,797
LIABILITIES
Current
Accounts payable	a	$187,344	$(15,345)	$171,999	$253,086	$(767)	$252,319
Dividends or distributions payable		15,278	-	15,278	16,910	-	16,910
Derivative instruments	i	1,706	4,353	6,059	12,143		12,143
Income taxes payable	a	12,139	14,950	27,089	58,795	767	59,562
Deferred taxes	a	593	(593)	-	-	-	-
		217,060	3,365	220,425	340,934	-	340,934
Long-term debt		205,277	-	205,277	302,558	-	302,558
Amount due on acquisition		110,267	-	110,267	114,349	-	114,349
Asset retirement obligation	f	231,072	(9,624)	221,448	274,560	(7,171)	267,389
Unit compensation liability	d	-	19,973	19,973	-	-	-
Derivative instruments	i	-	4,640	4,640	1,767	6,390	8,157
Deferred taxes	a	206,810	34,022	240,832	246,982	(474)	246,508
		970,486	52,376	1,022,862	1,281,150	(1,255)	1,279,895
Liability associated with exchangeable shares	c	-	236,230	236,230	-	-	-
Non-controlling interest – exchangeable shares	c	104,643	(104,643)	-	-	-	-

SHAREHOLDERS’ EQUITY
Unitholders’ capital		740,251	1,536	741,787	-	-	-
Shareholders’ capital		-	-	-	1,045,930	(20,160)	1,025,770
Contributed surplus	d	18,493	(18,493)	-	39,841	885	40,726
Accumulated other comprehensive income		-	(33,606)	(33,606)	-	(31,577)	(31,577)
Retained earnings		290,362	(187,741)	102,621	214,795	(203,812)	10,983
		1,049,106	(238,304)	810,802	1,300,566	(254,664)	1,045,902
		$2,124,235	$(54,341)	$2,069,894	$2,581,716	$(255,919)	$2,325,797

EFFECT OF ADOPTION ON STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME (LOSS)

	PREVIOUS GAAP			IFRS	PREVIOUS GAAP		IFRS
	Three months ended March 31, 2010		Effect of Transition to IFRS	Three months ended March 31, 2010	Year ended December 31, 2010	Effect of Transition to IFRS	Year ended December 31, 2010
REVENUE
Petroleum and natural gas sales		$169,581	$-	$169,581	$727,805	$-	$727,805
Royalties	a	(28,097)	14,950	(13,147)	(83,509)	39,537	(43,972)
Revenue		141,484	14,950	156,434	644,296	39,537	683,833
EXPENSES
Operating		36,335	-	36,335	144,595	-	144,595
Transportation		6,949	-	6,949	26,698	-	26,698
Equity based compensation	d	5,307	6,966	12,273	28,170	6,406	34,576
Loss (gain) on derivative instruments		(5,209)	1,123	(4,086)	3,906	3,013	6,919
Interest		3,033	-	3,033	13,370	-	13,370
General and administration		10,153	-	10,153	42,842	-	42,842
Foreign exchange (gain) loss	b	(19,645)	41,973	22,328	(26,132)	61,091	34,959
Other expense		1,534	-	1,534	2,469	-	2,469
Accretion	f	-	4,519	4,519	-	17,903	17,903
Depletion and depreciation	e	57,063	(17,849)	39,214	271,556	(87,936)	183,620
		$95,520	$36,732	$132,252	$507,474	$477	$507,951
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS		45,964	(21,782)	24,182	136,822	39,060	175,882

INCOME TAXES
Deferred	a	(10,400)	(531)	(10,931)	(55,383)	23,663	(31,720)
Current	a	9,973	14,950	24,923	72,701	39,537	112,238
		(427)	14,419	13,992	17,318	63,200	80,518
OTHER ITEMS
Goodwill impairment	j	-	-	-	-	19,840	19,840
Non-controlling interest - exchangeable shares	c	3,883	(3,883)	-	8,241	(8,241)	-
Remeasurement loss on exchangeable share liability	c	-	18,373	18,373	-	31,129	31,129
NET EARNINGS (LOSS)		42,508	(50,691)	(8,183)	111,263	(66,868)	44,395
Cumulative translation adjustments	b	-	(33,606)	(33,606)	-	(31,577)	(31,577)
TOTAL COMPREHENSIVE INCOME (LOSS)		$42,508	$(84,297)	$(41,789)	$111,263	$(98,445)	$12,818
NET EARNINGS (LOSS) PER SHARE OR UNIT
Basic		$0.53	$(0.63)	$(0.10)	$1.34	$(0.81)	$0.53
Diluted		$0.53	$(0.63)	$(0.10)	$1.32	$(0.79)	$0.53

EFFECT OF ADOPTION ON STATEMENT OF CASH FLOWS

		PREVIOUS GAAP		IFRS	PREVIOUS GAAP		IFRS
		Three months ended March 31, 2010	Effect of Transition to IFRS	Three months ended March 31, 2010	Year ended December 31, 2010	Effect of Transition to IFRS	Year ended December 31, 2010
OPERATING
Net earnings (loss)		$42,508	$(50,691)	$(8,183)	$111,263	$(66,868)	$44,395
Adjustments:
Accretion	f	-	4,519	4,519	-	17,903	17,903
Depletion and depreciation	e	57,063	(17,849)	39,214	271,556	(87,936)	183,620
Change in unrealized gains and losses and accruals relating to derivative contracts	i	(3,991)	(342)	(4,333)	17,060	(2,945)	14,115
Equity based compensation	d	5,307	6,966	12,273	28,170	6,406	34,576
Unrealized foreign exchange (gain) loss	b	(17,546)	41,972	24,426	(20,509)	61,091	40,582
Goodwill impairment	j	-	-	-	-	19,840	19,840
Non-controlling interest exchangeables	c	3,883	(3,883)	-	8,241	(8,241)	-
Remeasurement loss on liability associated with exchangeable shares	c	-	18,373	18,373	-	31,129	31,129
Change in unrealized gains and losses and accruals included in other (income) expense relating to investments		1,537	-	1,537	3,089	-	3,089
Deferred taxes	a	(10,400)	(531)	(10,931)	(55,383)	23,663	(31,720)
		78,361	(1,466)	76,895	363,487	(5,958)	357,529
Asset retirement obligations settled		-	-	-	(6,861)	-	(6,861)
Changes in non-cash operating working capital		1,876	1,466	3,342	64,656	5,958	70,614
Cash flows from operating activities		80,237	-	80,237	421,282	-	421,282
INVESTING
Drilling and development of petroleum and natural gas properties		(119,896)	-	(119,896)	(432,182)	-	(432,182)
Acquisition of petroleum and natural gas properties		(2,897)	1,943	(954)	(6,655)	6,207	(448)
Purchase of short-term investments		80	-	80	64,889	-	64,889
Withdrawals from the reclamation fund		-	-	-	812	-	812
Changes in non-cash investing working capital		(4,229)	(1,943)	(6,172)	14,073	(6,207)	7,866
Cash flows used in investing activities		(126,942)	-	(126,942)	(359,063)	-	(359,063)
FINANCING
Increase (decrease) in long-term debt		44,999	-	44,999	142,700	-	142,700
Issue of common shares or trust units pursuant to the dividend or distribution reinvestment plan		7,380	-	7,380	40,824	-	40,824
Cash distributions		(45,359)	-	(45,359)	(121,966)	-	(121,966)
Cash dividends		-	-	-	(65,977)	-	(65,977)
Cash flows (used in) from financing activities		7,020	-	7,020	(4,419)	-	(4,419)
Foreign exchange (loss) gain on cash held in foreign currencies		(5,945)	-	(5,945)	(11,243)	-	(11,243)

Net change in cash and cash equivalents		(45,630)	-	(45,630)	46,557	-	46,557
Cash and cash equivalents, beginning of period		99,066	-	99,066	99,066	-	99,066
Cash and cash equivalents, end of period		$53,436	$-	$53,436	$145,623	$-	$145,623

Supplementary information - cash payments
Interest paid		$2,679	$-	$2,679	$13,585	$-	$13,585
Income taxes paid		$200	$1,724	$1,924	$16,272	$40,494	$56,766

EFFECT OF TRANSACTION ON STATEMENT OF CHANGES IN SHAREHOLDERS ’ (UNITHOLDERS’) EQUITY

		Shareholders’ (Unitholders’) Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive loss	Total Shareholders’ (Unitholders’) Equity
Balance per Previous GAAP as at January 1, 2010		$711,667	$30,413	$297,210	$-	$1,039,290
Transition adjustments:
Deferred tax adjustments	a	-	-	(31,159)	-	(31,159)
Retranslation of capital assets	b	-	-	3,573	-	3,573
Remeasurement of exchangeable shares	c	-	-	(117,168)	-	(117,168)
Differences in equity based compensation	d	-	(30,413)	106	-	(30,307)
Remeasurement of asset retirement obligation	f	-	-	13,105	-	13,105
Initial recognition of derivative instrument	i	-	-	(9,335)		(9,335)
Balance per IFRS as at January 1, 2010		711,667	-	156,332	-	867,999

Balance per Previous GAAP as at March 31, 2010		$740,251	$18,493	$290,362	$-	$1,049,106

Transition adjustments (see above):		-	(30,413)	(140,878)	-	(171,291)
Comparative period adjustments:
Remeasurement of common shares issued for exchangeable shares	c	(16)	-	-	-	(16)
Differences in equity based compensation	d	1,552	11,920	3,828	-	17,300
Difference in net earnings for the period		-	-	(50,691)	-	(52,181)
Cumulative translation adjustment	b	-	-	-	(33,606)	(32,116)
Balance per IFRS as at March 31, 2010		$741,787	$-	$102,621	$(33,606)	$810,802

Balance per Previous GAAP as at December 31, 2010		$1,045,930	$39,841	$214,795	$-	$1,300,566

Transition adjustments (see above):		-	(30,413)	(140,878)	-	(171,291)
Comparative period adjustments:
Remeasurement of common shares issued for exchangeable shares	c	(21,642)	-	-	-	(21,642)
Differences in equity based compensation	d	1,482	31,298	3,934	-	36,714
Difference in net earnings for the year		-	-	(66,868)	-	(66,868)
Cumulative translation adjustment	b	-	-	-	(31,577)	(31,577)
Balance per IFRS as at December 31, 2010		$1,025,770	40,726	10,983	(31,577)	1,045,902

	Three months ended March 31, 2010		Year ended Dec 31, 2010
NET EARNINGS UNDER PREVIOUS GAAP		$42,508	$111,263
Increase in equity based compensation expense	d	(6,966)	(6,406)
Increase in loss on derivative instruments	i	(1,123)	(3,013)
Increase in foreign exchange loss	b	(41,973)	(61,091)
Decrease in accretion expense	f	143	250
Decrease in depletion and depreciation	e	13,187	69,783
Increase in deferred income tax expense	a	531	(23,663)
Goodwill impairment	j	-	(19,840)
Reversal of non-controlling interest - exchangeable shares	c	3,883	8,241
Remeasurement loss associated with exchangeable share liability	c	(18,373)	(31,129)
NET (LOSS) EARNINGS UNDER IFRS		(8,183)	44,395
Cumulative translation adjustments	b	(33,606)	(31,577)
TOTAL COMPREHENSIVE (LOSS) INCOME UNDER IFRS		$(41,789)	$12,818

21. EXPLANATION OF TRANSITION TO IFRS

a. Deferred Taxes

Under Previous GAAP deferred tax assets and liabilities were classified between current and non-current portions based on the nature of the balances upon which the temporary differences are related. IAS 12 “Income Taxes” requires that all recorded deferred taxes be classified as non-current.

Deferred tax adjustments also resulted from changes in the carrying values of capital assets and asset retirement obligations which resulted in changes to the temporary differences associated with those balances. The adjustments in the temporary differences to comply with IFRS resulted in adjustments to retained earnings and net earnings for the opening balance sheet and subsequent period balance sheets, respectively.

In addition, Australian Petroleum Resource Rent Tax (“PRRT”) was classified as a royalty expense under Previous GAAP. Under IFRS this item is considered a component of current taxes and has been reclassified in the balance sheet and income statement to reflect this change. As there are timing differences in the deductibility of certain expenditures for PRRT purposes as compared to the IFRS accounting there were additional deferred tax adjustments which resulted from the change to account for PRRT as an income tax. The adjustments to deferred taxes required to record PRRT as an income tax were recorded to retained earnings and net earnings for the opening balance sheet and subsequent period balance sheets, respectively.

b. Foreign Currency Translation

Under Previous GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar. As a result of differences in the guidance for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries will be their respective local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries are recorded through other comprehensive income and do not impact net income until a disposal or partial disposal of a foreign operation. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries are translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas under Previous GAAP, these capital asset accounts were translated at historical rates of exchange. Due to the election to not retrospectively apply IAS 21 “The Effects of Changes in Foreign Exchange Rates” the results of the restatement of capital assets to the period end rate was recorded as an adjustment to retained earnings. The translation of all balances denominated in foreign currencies resulted in adjustment at each period from net earnings to other comprehensive income.

c. Exchangeable shares

Under Previous GAAP, pursuant to EIC 151 “Exchangeable Shares Issued by Subsidiaries of Income Trusts” Vermilion classified the outstanding exchangeable shares as non-controlling interest. Under Previous GAAP the balance in non-controlling interest was adjusted for the conversion of exchangeable shares for trust units and the portion of net earnings attributable to holders of exchangeable shares.

Under IFRS, pursuant to IAS 32 “Financial Instruments: Presentation” exchangeable shares outstanding were classified as financial liabilities and recorded based on the redemption value of the underlying trust units. The adjustment to recognize the liability associated with exchangeable shares in accordance with IFRS resulted in the elimination of the non-controlling interest balance and an adjustment to retained earnings. Subsequent to the transition date adjustments to reflect the remeasurement of the liability associated with exchangeable shares at each reporting period to the redemption amount were recorded in earnings in the respective periods. Upon conversion to a corporation the liability was extinguished at the corporate conversion date redemption value by reclassifying the carrying value to shareholders’ capital.

d. Equity based compensation

Under Previous GAAP, Vermilion’s TAP Plan was accounted for as an equity settled plan with the value of the awards accumulating in contributed surplus until vested. The awards vested based on the fair value upon issuance and were amortized based on the vesting period of the awards. Under IFRS, the TAP Plan was reclassified to a liability settled plan due to the redemption features which are implicit in the underlying trust units. The balance under Previous GAAP which had been accumulated in contributed surplus was reclassified to equity based compensation liability with the difference between the value of the awards upon the date of transition and the amount in contributed surplus being recorded to retained earnings. Subsequent to the date of transition the awards outstanding were remeasured with the gains and losses recorded to equity based compensation expense. Upon conversion to a corporation the underlying awards were no longer tied to the redeemable trust units and, accordingly, the awards were reclassified to contributed surplus.

e. Property, plant and equipment

Under Previous GAAP, PNG properties and equipment were held at cost using the full cost method of accounting. The costs were accumulated and depleted at a country level using proven reserves. Under IFRS the initially recognized cost on adoption was the balance under Previous GAAP allocated based upon reserve value to depletion units as at January 1, 2010. Costs associated with PNG properties from January 1, 2010 onward are accumulated at the level of a depletion unit and depleted based on the attributed proven and probable reserves. Based on the use of proven and probable reserves the depletion recorded under IFRS is lower then the amount recorded for the same period under Previous GAAP.

f. Asset retirement obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Previous GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the pre-tax discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. As Vermilion elected to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion recognized its asset retirement obligations based on the measurement in accordance with IFRS and recorded the differences against retained earnings. Subsequent to the transition date the asset retirement obligation was remeasured to reflect changes in the discount rate at each reporting period and the revised accretion under IFRS. The adjustments for the discount rate and accretion differences were recorded to PNG properties and equipment and net earnings, respectively.

g. Revenue

Under Previous GAAP royalties on production were included as royalty expense on the income statement. Under IFRS revenue is presented net of royalties when the royalty relates directly to the produced volume and does not relate to a net profit interest by the governing body. This change in presentation did not have an impact on the opening balance sheet presented in accordance with IFRS. All periods presented subsequent to the date of transition to IFRS reflect this change in the statement of net earnings.

h. Cash flow statements

Cash flow statements prepared under IAS 7 “Statement of Cash Flows” present cash flows in the same manner as under Previous GAAP. Other than reclassifications between net earnings and the adjustments to compute cash flows from operating activities there were no material changes to the statement of cash flows.

i. Derivative instruments

Prior to the transition date, Vermilion completed a business combination that included a contingent consideration arrangement dependant upon the price of oil. Under Previous GAAP, payments made under this arrangement were accounted for as additional consideration. Although Vermilion has elected to not restate past business combinations, the contingent payment, outstanding at the date of transition, is subject to remeasurement under IFRS 3 “Business Combinations” and accordingly the contingent payment is accounted for as a derivative liability with changes in the estimated fair value recorded at each period end through earnings. Upon transition to IFRS the initial recognition of the contingent payment was recorded to derivative liability and retained earnings, respectively.

j. Goodwill

Under Previous GAAP Vermilion tested for impairment at the level of a reporting unit, which for the year ended December 31, 2010 and prior periods related to assets in Canada. Under IFRS the testing of goodwill is performed by allocating the goodwill where possible to the CGU’s upon which the goodwill value is attributable. As a result of the impairment testing under IFRS for the year ended December 31, 2010 the balance of goodwill was identified as being impaired and was charged to earnings in that year. The transition to IFRS therefore resulted in an adjustment to goodwill and a decrease in net earnings of $19.8 million.

The remaining adjustment to the 2010 comparable period results from the reversal of the exchangeable share conversion under Previous GAAP. Under Previous GAAP the conversion of exchangeable shares was recorded as an acquisition of non-controlling interest at fair value. Under Previous GAAP the fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between that amount and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million. Under IFRS the accounting for the exchangeable shares pursuant to IAS 32 resulted in a difference which is reflected in the above reconciliations for the year ended December 31, 2010.

CONTACT:
Vermilion Energy Inc.
Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO; and/or
Paul Beique, Vice President Capital Markets
403-269-4884
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com